                                                              File No. 070-09895

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM U-1/A


                               AMENDMENT NO. 7 TO

                             APPLICATION/DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                          Reliant Energy, Incorporated
                            CenterPoint Energy, Inc.
                                 1111 Louisiana
                              Houston, Texas 77002

             (Name of companies filing this statement and address of
                          principal executive offices)


                                      None

 (Name of top registered holding company parent of each applicant or declarant)


                                 Hugh Rice Kelly
        Executive Vice President, General Counsel and Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-3000

                                 Rufus S. Scott
    Vice President, Deputy General Counsel and Assistant Corporate Secretary
                                 1111 Louisiana
                              Houston, Texas 77002
                                 (713) 207-7451

                   (Names and addresses of agents for service)

                 The Commission is also requested to send copies of any
            communications in connection with this matter to:


James R. Doty, Esq.                         Margo S. Scholin, Esq.
Joanne C. Rutkowski, Esq.                   Baker Botts L.L.P.
Baker Botts L.L.P.                          3000 One Shell Plaza
The Warner                                  Houston, Texas 77002-4995
1299 Pennsylvania Avenue, N.W.              (713) 229-1234
Washington, D.C. 20004-2400
(202) 639-7700

                                TABLE OF CONTENTS

                                                                                                                Page
                                                                                                                ----
ITEM 1.           DESCRIPTION OF PROPOSED TRANSACTION.............................................................1
                  A.       Introduction And Request For Commission Action.........................................1
                  B.       Background.............................................................................3
                           1.       Overview of REI and Its Principal Subsidiaries................................3
                           2.       The REI Electric System.......................................................4
                           3.       The REI Gas System............................................................6
                           4.       Integration and Geographic Overlap of Electric and Gas Utilities..............8
                  C.       Overview Of The Restructuring..........................................................9
                           1.       The Business Separation Plan..................................................9
                           2.       The Electric Restructuring...................................................11
                           3.       The Distribution.............................................................13
                           4.       Texas Genco IPO..............................................................13
                           5.       The GasCo Separation.........................................................14
                  D.       Other Regulation......................................................................15
                           1.       Arkansas.....................................................................15
                           2.       Louisiana....................................................................16
                           3.       Minnesota....................................................................17
                           4.       Mississippi..................................................................18
                           5.       Oklahoma.....................................................................18
                           6.       Texas........................................................................19
                           7.       Federal Energy Regulatory Commission.........................................20
                           8.       Nuclear Regulatory Commission................................................21
                           9.       Internal Revenue Service.....................................................21
                  E.       Other Requested Approvals.............................................................21
ITEM 2.           FEES, COMMISSIONS AND EXPENSES.................................................................22
ITEM 3.           APPLICABLE STATUTORY PROVISIONS................................................................22
                  A.       Section 10(b).........................................................................23
                           1.       Section 10(b)(1).............................................................24
                           2.       Section 10(b)(2).............................................................27
                           3.       Section 10(b)(3).............................................................28
                  B.       Section 10(c).........................................................................31
                           1.       Section 10(c)(1).............................................................31
                           2.       Section 10(c)(2).............................................................41
                  C.       Section 10(f).........................................................................43
                  D.       Section 3(a)(1).......................................................................43
                  E.       Affiliate Transactions................................................................44
                  F.       Financing Request.....................................................................44
                           1.       Introduction.................................................................44
                           2.       Parameters for Financing Authorization.......................................45
                           3.       Use of Proceeds..............................................................47
                           4.       Proposed Financing Program...................................................47
                           5.       Description of Specific Types of Financing...................................48


                  G.       Other Authority.......................................................................59
                           1.       Distribution of Reliant Resources Stock to Shareholders......................59
                           2.       Sale or Distribution of Stock of Texas Genco Holdings, Inc...................67
                           3.       Rule 53 and 54 Analysis......................................................68
                           4.       Filing of Certificates of Notification.......................................70
ITEM 4.           REGULATORY APPROVALS...........................................................................72
ITEM 5.           PROCEDURE......................................................................................72
EXHIBITS AND FINANCIAL STATEMENTS................................................................................73
INFORMATION AS TO ENVIRONMENTAL EFFECTS..........................................................................78

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

          From time to time we make statements concerning our expectations, beliefs, plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements that are not historical facts. These statements are "forward-looking statements" within the meaning of Rule 103A under the Public Utility Holding Company Act of 1935 or other provisions of the securities laws. Actual results may differ materially from those expressed or implied by these statements. In some cases, the reader can identify our forward-looking statements by the words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "should," "will," "forecast," "goal," "objective," "projection," or other similar words.

          We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution the reader that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure the reader that actual results will not differ materially from those expressed or implied by our forward-looking statements.

          The following list identifies some of the factors that could cause actual results to differ from those expressed or implied by our forward-looking statements:

     o state, federal and international legislative and regulatory developments, including deregulation; re-regulation and restructuring of the electric utility industry; and changes in, or application of environmental, siting and other laws and regulations to which we are subject,

     o timing of the implementation of our business separation plan described herein,

     o    the effects of competition,

     o industrial, commercial and residential growth in our service territories,

     o    our pursuit of potential business strategies,

     o state, federal and other rate regulations in the United States and in foreign countries in which we operate,

     o the timing and extent of changes in commodity prices, particularly natural gas,

     o    weather variations and other natural phenomena,

     o political, legal and economic conditions and developments in the United States and in foreign countries in which we operate,

     o financial market conditions and the results of our financing efforts, and

     o    other factors we discuss in this Form U-1/A.

          The reader should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statements.

          Applicants hereby amend and restate their Application filed previously in this proceeding as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION

A.   INTRODUCTION AND REQUEST FOR COMMISSION ACTION

          Reliant Energy, Incorporated ("REI") and CenterPoint Energy, Inc. ("New REI") hereby file this Application/Declaration (this "Application") seeking approval from the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act" or the "1935 Act"), in connection with the restructuring (the "Restructuring") of the utility operations of REI, a Texas public-utility holding company currently exempt from registration pursuant to Section 3(a)(2) of the Act.(1)

          The Restructuring will involve the formation of New REI as a new holding company over REI's existing utility operations, which will be reorganized along functional and geographic lines. Upon completion of the Restructuring, New REI will have five public-utility subsidiaries for purposes of the Act: (i) the "T&D Utility," which will own and operate REI's transmission and distribution assets; (ii) "Texas Genco LP," which will own and operate REI's Texas generation assets; (iii) "Entex, Inc.," which will provide gas distribution services to customers in Texas, Louisiana and Mississippi; (iv) "Arkla, Inc.," which will provide gas distribution services to customers in Texas, Louisiana, Arkansas and Oklahoma; and (v) "Minnegasco, Inc.," which will provide gas distribution services to customers in Minnesota.(2)

          The Restructuring will proceed in stages. Under Texas law, the first stage -- the separation of REI's electric utility operations into Texas Genco LP and the T&D Utility (the "Electric Restructuring") - must be completed as quickly as possible.(3) Accordingly, the Applicants ask the Commission to issue an order authorizing New REI to acquire indirectly the securities of Texas Genco LP, the T&D Utility, and Reliant Energy Resources Corp. ("GasCo"), which currently conducts REI's gas utility operations through three unincorporated divisions, the Entex division, the Arkla division and the Minnegasco division, and certain intermediate holding

----------

      (1) Houston Indus., Holding Co. Act Release No. 26744, 1997 WL 414391 (July 24, 1997).


      (2) For tax efficiency purposes, New REI will hold its utility ownership interests through special purpose subsidiaries. Utility Holding LLC will be a first tier subsidiary of New REI that will hold the securities of GasCo, the T&D Utility, Texas Genco Holdings, Inc. and a holding company for certain international operations discussed more fully herein. Texas Genco Holdings, Inc., in turn, will have two wholly-owned subsidiary limited liability companies, GP LLC and LP LLC, which will own the partnership interests in Texas Genco LP. Utility Holding LLC, Texas Genco Holdings, Inc. and GP LLC will be intermediate holding companies (the "Intermediate Holding Companies"), similar to those approved by the Commission in National Grid Group plc, Holding Co. Act Release No. 27154, 2000 WL 279236 (Mar. 15, 2000).


      (3) Under Texas law, the Electric Restructuring was required to be completed by January 1, 2002. REI filed an update with the Texas Commission, advising them that not all regulatory approvals needed for the Electric Restructuring would be obtained by January 1, 2002.

companies. Texas Genco LP, the T&D Utility and GasCo are hereinafter referred to as the "Utility Subsidiaries." To enable REI to complete the first part of the Restructuring in a timely fashion pursuant to Texas law, Applicants ask the Commission to issue an order (the "Initial Order") approving the Electric Restructuring as expeditiously as possible.

          Applicants contemplate that, soon after completion of the Electric Restructuring, New REI will distribute to shareholders (the "Distribution") the remaining common stock of Reliant Resources, Inc. ("Reliant Resources"), the entity through which REI currently conducts most of its nonutility operations, including merchant power generation and energy trading and marketing.(4) The Distribution is intended, among other things, to reduce the business risk profile of New REI. Upon completion of the Distribution, Reliant Resources will cease to be an affiliate of REI or New REI for the purposes of the Act.

          On or before December 31, 2002, New REI expects to conduct an initial public offering of approximately 20% of the common stock of Texas Genco Holdings, the holding company for the Texas Genco assets, or to distribute the stock to New REI's shareholders (collectively referred to as the "Texas Genco IPO"). As explained more fully herein, the market value of the common stock will be used to determine the amount of stranded costs that New REI will be allowed to recover if the market value of the Texas Genco assets is less than the book value of the assets.

          Finally, New REI will separate its gas utility operations into Entex, Inc., Arkla, Inc. and Minnegasco, Inc. (the "GasCo Separation"), a process that will require state, as well as Commission, approval and therefore may not be completed at the same time as the Electric Restructuring. Accordingly, the Applicants ask the Commission to reserve jurisdiction over the acquisition by New REI of the securities of the Entex, Arkla and Minnegasco subsidiaries pending completion of the record with respect to the second stage of the Restructuring.(5)

          Upon completion of the GasCo Separation, Applicants believe that New REI will qualify for exemption under Section 3(a)(1) of the Act.(6) In the interim, however, pending receipt

----------

     (4) On May 4, 2001, Reliant Resources completed an initial public offering of approximately 20% of its common stock.

     (5) New REI will make the acquisition through an Intermediate Holding Company, Utility Holding LLC, and so the Commission is also requested to reserve jurisdiction over the request for Utility Holding LLC to acquire the securities of Entex, Inc., Arkla, Inc. and Minnegasco, Inc. as part of the GasCo Separation.

     (6) As explained more fully herein, Texas Genco Holdings, Inc. and GP LLC will be organized under Texas law and derive all of their utility revenues from sales within Texas. Accordingly, Applicants seek an order of exemption under
Section 3(a)(1) for these entities, upon the completion of the Electric Restructuring. Because Utility Holding LLC will be formed under the laws of the State of Delaware, it will not meet the technical requirements for exemption under Section 3(a)(1). While Applicants will ask the Commission to "look through" Utility Holding LLC when New REI becomes an exempt holding company, in much the same way as the Commission treated the various intermediate holding companies in National Grid of the state approvals for the GasCo Separation, there will be a period (anticipated not to exceed one year from the date of the Initial Order) during which New REI will not be fully in compliance with the standards for exemption. Specifically, although the New REI holding company system will be "predominantly intrastate in character" and carry on its business "substantially in a single state" (that is, Texas), under Commission precedent GasCo will be a material subsidiary with utility operations that are not predominantly and substantially confined to Texas.(7)

          To address this situation, New REI will register as a holding company pursuant to Section 5 of the Act. Thus, in addition to the approvals required for the Electric Restructuring, New REI is seeking certain financing and other authority for it and its subsidiary companies.

B.   BACKGROUND

     1.   Overview of REI and Its Principal Subsidiaries

          REI is a public-utility holding company exempt from registration under the Act pursuant to Section 3(a)(2). REI is incorporated and maintains its principal place of business in the State of Texas. Its common stock is listed on the New York and Chicago Stock Exchanges. REI is also an "electric-utility company" within the meaning of Section 2(a)(3) of the Act. REI's electric utility operations are conducted through its unincorporated Reliant Energy HL&P division ("HL&P"), while its gas utility operations are conducted through GasCo, a wholly-owned subsidiary company. GasCo is a "gas utility company" as defined in Section 2(a)(4) of the Act.(8)

          REI's existing holding company structure resulted from the acquisition by Houston Industries Incorporated ("Houston Industries") of NorAm Energy Corp. ("NorAm") in August 1997.(9) Prior to the acquisition, Houston Industries' principal utility operations had been conducted through its integrated electric utility subsidiary, Houston Lighting & Power Company. NorAm had no electric utility operations but did engage in gas distribution operations through its Entex, Arkla and Minnegasco divisions. In the merger, Houston Industries merged into Houston Lighting & Power Company (which then adopted the name Houston Industries Incorporated). Houston Lighting & Power Company (referred to herein as "HL&P"), became a division of the

----------

Group plc, HCAR No. 27154, 2000 WL 279236, for purposes of this application Utility Holding LLC will register under Section 5 of the Act.

     (7) It is contemplated that, on or before the expiration of the one-year period, New REI will qualify for exemption under Section 3(a)(1) of the Act. If New REI does, in fact, seek an exemption, it will file an application for an order under Section 3(a)(1) of the Act.

     (8) A description of the REI electric system is set forth at Item 1, Section B.2. below. A description of the REI gas system is set forth at Item 1, Section B.3. below. Both systems are subject to effective state regulation, as discussed below.

     (9) See Houston Indus., HCAR No. 26744, 1997 WL 414391.

holding company, Houston Industries, and NorAm became a first tier, wholly-owned subsidiary of the holding company.(10)

          REI conducts its nonutility operations, including merchant power generation and energy trading and marketing, largely through its nonutility subsidiary company, Reliant Resources, Inc. ("Reliant Resources"), and Reliant Resources' subsidiary companies.(11) On May 4, 2001, Reliant Resources completed an initial public offering of approximately 20% of its common stock. Applicants contemplate that the remaining common stock of Reliant Resources will be distributed to shareholders soon after completion of the Electric Restructuring (the "Distribution").(12) Upon completion of the Distribution, Reliant Resources will cease to be an affiliate of REI or New REI for the purposes of the Act.

     2.   The REI Electric System

          Through its HL&P division, REI generates, purchases, transmits and distributes electricity to approximately 1.7 million customers in the State of Texas, primarily serving a 5,000-square-mile area on the Texas Gulf Coast, including the Houston metropolitan area. All of REI's generation and operating properties are located within Texas. As an electric utility, HL&P is subject to regulation of its rates, services and operations by the Public Utility Commission of Texas (the "Texas Commission"). HL&P is subject to the provisions of the Texas Act, as that term is defined below.

          As of December 31, 2001, HL&P owned: 25,998 pole miles of overhead distribution lines and 3,606 circuit miles of overhead transmission lines, including 452 circuit miles operated at 69,000 volts, 2,095 circuit miles operated at 138,000 volts and 1,059 circuit miles operated at 345,000 volts; 12,701 circuit miles of underground distribution lines and 15.6 circuit miles of underground transmission lines, including 4.5 circuit miles operated at 69,000 volts and 11.1 circuit miles operated at 138,000 volts; and 223 major substation sites (252 substations) having a total installed rated transformer capacity of 64,783 megavolt amperes.

----------

     (10) In 1999, the name of the holding company was changed from Houston Industries Incorporated to Reliant Energy, Incorporated, referred to herein as "REI," and the integrated electric utility became Reliant Energy HL&P, a division of REI. NorAm became Reliant Energy Resources Corp., referred to herein as "GasCo." A diagram of the current corporate structure of the REI system is attached hereto as Exhibit F-1.

     (11) These nonutility subsidiaries include wholesale power, trading and communications operations. Reliant Resources' business and the offering of its stock are more fully described in Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038) filed with the Commission on April 27, 2001 and declared effective on April 30, 2001 (the "Reliant Resources Registration Statement"), which is included as Exhibit C-1 to this Application and incorporated by reference herein.


     (12) As of December 31, 2001, REI owned approximately 83% of Reliant Resources, due to treasury stock repurchases of $189 million by Reliant Resources in 2001.

         As of December 31, 2001, HL&P owned and operated 12 power generating facilities (62 generating units), with a net generating capacity of 14,095 megawatts (MW), including a 30.8% interest in the South Texas Project Electric Generating Station (South Texas Project). The South Texas Project is a nuclear generating plant with two 1,250 MW nuclear generating units. The following table contains information regarding the regulated electric generating assets, which will be transferred to Texas Genco LP at the time of the Electric
Restructuring:

                                                  NET GENERATING CAPACITY AS OF
GENERATION FACILITIES                               DECEMBER 31, 2001 (IN MW)
---------------------                               -------------------------
W. A. Parish                                                           3,661
Limestone(13)                                                          1,532
South Texas Project                                                      770
San Jacinto                                                              162
Cedar Bayou                                                            2,260
P. H. Robinson                                                         2,213
T. H. Wharton                                                          1,254
S. R. Bertron                                                            844
Greens Bayou                                                             760
Webster                                                                  387
Deepwater                                                                174
H. O. Clarke                                                              78
              Total                                                   14,095


          As of December 31, 2001, HL&P's peak load was 13,228 megawatts and its total net capability (including firm purchase power capacity) at the time of the peak load was 14,360 megawatts. Effective January 1, 2002, HL&P no longer conducts electric operations as a traditional integrated electric utility, including generation, transmission and distribution, and retail electric sales operations.

          As contemplated by the Texas electric restructuring law, described infra, full retail competition began in Texas on January 1, 2002. HL&P has functionally separated its generation, transmission and distribution operations and, upon receipt of this Commission's approval, will complete the process of separating those operations among different business entities. In December 2000, prior to the beginning of retail competition, HL&P transferred its retail electric sales operations to subsidiaries of Reliant Resources, though those retail customers remained customers of HL&P until their first meter reading following the onset of full retail competition on January 1, 2002. After that date those customers have been entitled to purchase their electricity from any of a number of certified retail electric providers, including Reliant Resources. Residential and small commercial customers who did not select another retail

----------

     (13) The capacity of the Limestone facility was uprated from 1,532 MW to 1,612 MW on January 1, 2002.

electric provider became customers of Reliant Resources, where the bulk of those customers have remained to date.


          The generation operations in the regulated business segment are now operated independently of the retail electric sales and transmission and distribution operations.

          REI is a member of the Electric Reliability Council of Texas, Inc. ("ERCOT"). ERCOT is one of ten Regional Reliability Councils in the North American Electric Reliability Council Organization. ERCOT represents a bulk electric system located entirely within the State of Texas and serves approximately 85% of the state's electrical load. Because of the intrastate status of their operations, the primary regulatory authority for HL&P and ERCOT is the Texas Commission, although the Federal Energy Regulatory Commission ("FERC") exercises limited authority. ERCOT serves as Independent System Operator for its member utilities.

          For the year ended December 31, 2001, HL&P reported operating income of $1.091 billion on total operating revenues (including base and reconcilable fuel revenues) of $5.5 billion. Total electric sales in gigawatt-hours were 71,325.

     3.   The REI Gas System

          REI conducts natural gas distribution operations through three unincorporated divisions of GasCo, which is a "gas utility company" for purposes of the Act: (i) the Entex Division ("Entex") serves over 500 communities, located in Texas (including the Houston metropolitan area), Louisiana and Mississippi; (ii) the Arkla Division ("Arkla") serves over 245 communities located in Texas, Louisiana, Arkansas, and Oklahoma; and (iii) the Minnegasco Division ("Minnegasco") serves over 240 communities in Minnesota. The largest communities served by Arkla are the metropolitan areas of Little Rock, Arkansas and Shreveport, Louisiana. Minnegasco serves the Minneapolis metropolitan area.

          In 2001, Arkla purchased approximately 53% of its natural gas supply from Reliant Energy Services, 29% pursuant to third-party contracts, (with terms varying from three months to one year), and 18% on the spot market. Arkla's major third-party natural gas suppliers in 2001 included Oneok Gas Marketing Company, Tenaska Marketing Ventures, Marathon Oil Company and BP Energy Company. Arkla transports substantially all of its natural gas supplies under contracts with GasCo subsidiaries.

          In 2001, Entex purchased virtually all of its natural gas supply pursuant to term contracts, with terms varying from one to five years. Entex's major third-party natural gas suppliers in 2001 included AEP Houston Pipeline, Kinder Morgan Texas Pipeline, L.P., Gulf Energy Marketing, Island Fuel Trading and Koch Energy Trading. Entex transports its natural gas supplies on both interstate and intrastate pipelines under long-term contracts with terms varying from one to five years.

          In 2001, Minnegasco purchased approximately 74% of its natural gas supply pursuant to term contracts, with terms varying from one to ten years, with more than 20 different suppliers. Minnegasco purchased the remaining 26% on the daily or spot market. Most of the natural gas volumes under long-term contracts are committed under terms providing for delivery during the winter heating season, which extends from November through March. Minnegasco purchased approximately 67% of its natural gas requirements from four suppliers in 2001: Pan-Alberta Gas Ltd., Reliant Energy Services, TransCanada Gas Services Inc. and Tenaska Marketing Ventures. Minnegasco transports its natural gas supplies on various interstate pipelines under long-term contracts with terms varying from one to five years.

          Arkla and Minnegasco use various leased or owned natural gas storage facilities to meet peak-day requirements and to manage the daily changes in demand due to changes in weather. Minnegasco also supplements contracted supplies and storage from time to time with stored liquefied natural gas and propane-air plant production. Minnegasco owns and operates a 7.0 billion cubic feet ("Bcf") underground storage facility, having a working capacity of 2.1 Bcf available for use during a normal heating season and a maximum daily withdrawal rate of 50 million cubic feet ("MMcf") per day. Minnegasco also owns nine propane-air plants with a total capacity of 191 MMcf per day and on-site storage facilities for 11 million gallons of propane (1.0 Bcf gas equivalent). Minnegasco owns a liquefied natural gas facility with a 12 million-gallon liquefied natural gas storage tank (1.0 Bcf gas equivalent) with a send-out capability of 72 MMcf per day.

          GasCo, through subsidiaries, also owns two interstate pipelines and a gas gathering system. Through Reliant Energy Gas Transmission Company ("REGT"), GasCo owns and operates a major interstate transmission system (approximately 6,100 miles of transmission lines) located in the United States Mid-continent region. Through the Mississippi River Transmission Corporation ("MRT"), GasCo owns and operates a major interstate transmission system (approximately 2,100 miles of transmission lines) that extends from East Texas and Northern Louisiana to the St. Louis metropolitan area. A majority of Arkla's gas supply and a portion of Entex's gas supply are transported by REGT. Reliant Energy Field Services ("Field Services") is comprised of approximately 300 separate gathering systems, consisting of approximately 4,300 miles of gathering pipelines connecting over 4,000 wells located in the Mid-continent region of the United States and gathers natural gas for major and independent exploration and production companies operating in Arkoma, Anadarko and ArkLaTex gas basins. Field Services gathers approximately 850 million cubic feet of gas per day. REGT and MRT are subject to regulation by the FERC.

          As noted above, Entex provides natural gas distribution services in over 500 communities in Louisiana, Mississippi and Texas. The largest metropolitan area served by Entex is Houston, Texas. It delivers gas to approximately 1.5 million residential, commercial, industrial and transportation customers. Entex has 29,600 miles of main piping, 18,000 miles of service line and 1.5 million meters. Entex is subject to regulation by the Texas Railroad Commission, the Louisiana Public Service Commission (the "Louisiana Commission") and the Mississippi Public Service Commission (the "Mississippi Commission").

          Arkla provides natural gas distribution services in Arkansas, northern Louisiana, Oklahoma and northeastern Texas. The largest metropolitan areas served by Arkla are Little Rock, Arkansas and Shreveport, Louisiana. It delivers gas to approximately 716,600 residential, commercial, industrial and transportation customers. Arkla has 19,800 miles of main piping, 8,800 miles of service line and 716,600 meters. Arkla is subject to regulation by the Texas Railroad Commission, the Louisiana Commission, the Arkansas Public Service Commission (the

"Arkansas Commission") and the Corporation Commission of the State of Oklahoma (the "Oklahoma Commission").

          Minnegasco provides natural gas distribution services in over 240 communities in Minnesota. The largest metropolitan area served by Minnegasco is Minneapolis, Minnesota. It delivers gas to 711,000 residential, commercial and industrial customers. Minnegasco is subject to regulation by the Minnesota Public Utilities Commission (the "Minnesota Commission").

          For the year ended December 31, 2001, Entex, Arkla and Minnegasco reported combined utility operating revenues of $4.7 billion and net utility operating income of $130 million. Reported net property, plant and equipment at December 31, 2001 was $1.6 billion.

     4.   Integration and Geographic Overlap of Electric and Gas Utilities

          REI's electric and gas systems substantially overlap as described above and as shown by the diagram attached as Exhibit E-1 to this Application. Each of REI's electric and gas systems is an "integrated public utility system" under the Act as described in Section B.1. of Item 3 below.

                                    * * * * *

          Additional information regarding the Restructuring, REI, GasCo and their respective subsidiaries is set forth in the following documents, each of which has been previously filed with the Commission and is incorporated herein by reference:

          (i) Annual Report on Form 10-K of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the fiscal year ended December 31, 2001, filed with the Commission on April 15, 2002;

          (ii) Quarterly Reports on Form 10-Q of REI (Commission File Number 1-3187) for the quarter ended March 31, 2002, filed with the Commission on May 21, 2002 and GasCo (Commission File Number 1-13265), filed with the Commission on May 15, 2002;

          (iii) Current Reports on Form 8-K dated December 18, 2001, filed on January 11, 2002; dated February 5, 2002 filed on February 5, 2002; dated February 19, 2002 filed on March 6, 2002; dated March 15, 2002 filed on March 15, 2002; dated April 5, 2002 filed on April 8, 2002; and dated April 29, 2002 filed on April 29, 2002;

          (iv) Annual Report Concerning Foreign Utility Companies on Form U-33-S of REI for the fiscal year ended December 31, 2000, filed with the Commission on April 30, 2001; and

          (v) Registration Statement on Form S-4 of CenterPoint Energy, Inc. (Commission File Number 333-69502), filed with the Commission on September 17, 2001.

C.       OVERVIEW OF THE RESTRUCTURING

          1.   The Business Separation Plan

          S.B.7, known as the Texas Electric Choice Plan (the "Texas Act"), substantially amends the regulatory structure governing electric utilities in Texas to provide for full retail competition beginning on January 1, 2002. Under the Texas Act, the traditional vertically integrated electric-utility companies are required to separate their generation, transmission and distribution, and retail activities.

          The Texas Commission has approved a business separation plan under which REI's existing electric utility operations will be separated into three businesses: generation, transmission and distribution, and retail sales.(14) Under the plan, Reliant Resources became the successor to REI as the retail electric provider ("REP") to customers in the Houston metropolitan

----------

    (14) The specific form of the business separation was the result of a contested proceeding before the Texas Commission. Before receiving approval in that proceeding, REI had filed two other business separation plans that proposed alternative corporate structures. Both of those proposed plans were opposed in the proceedings before the Texas Commission for reasons explained below, and neither plan was approved.

REI's initial business separation plan contemplated the separation of HL&P's activities into three unincorporated divisions of the existing parent entity. These divisions were to be a power generation company, a transmission and distribution utility and a retail electric provider. This plan was opposed by the staff of the Texas Commission and certain intervenors in the proceeding because it did not place each of the three functional units in a separate corporation.

In response, REI filed an amended business separation plan, which contemplated that REI would create new first or second tier corporate subsidiaries to house the power generation company and the retail electric provider and that the transmission and distribution utility would continue as an unincorporated division of REI. Although supported by the commercial intervenors in the proceeding, this approach was opposed by the staff of the Texas Commission, based on the fact that the parent entity's transmission and distribution utility operations would be liable for a substantial amount of debt unrelated to its operations and that the regulated utility's credit would be used to support unregulated businesses. The Texas Commission indicated its preference for a plan that would not only place the three functional units in separate legal entities but would also result in the regulated transmission and distribution utility no longer being a creditor of or financing source for other business activities.

Thus, the business separation model which gives rise to this Application reflects the pattern of vigorous and effective state oversight to which the Commission has "watchfully deferred" in past matters. See Sierra Pacific Resources, Holding Co. Act Release No. 24566, 1988 WL 236860 (Jan. 28, 1988), aff'd sub nom. Environmental Action, Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990).

area when the Texas market opened to competition in January 2002.(15) The T&D Utility will be a subsidiary of New REI, and will retain its existing transmission and distribution businesses, which will remain subject to traditional utility rate regulation. The T&D Utility will be an "electric utility company" within the meaning of the Act. REI's Texas generation assets will be transferred to Texas Genco LP, a newly-formed indirect subsidiary that will also be an "electric utility company" within the meaning of the Act. New REI will hold such assets subject to an option by Reliant Resources as more fully described below.

          The T&D Utility -- The T&D Utility will continue to be subject to cost-of-service rate regulation. The rates for transmission and distribution were set by the Texas Commission, effective January 1, 2002.

          Texas Genco LP -- To facilitate a competitive market, each power generator, such as Texas Genco LP, that will be affiliated with a transmission and distribution utility will be required to sell at auction 15% of the output of its installed generating capacity. The obligation continues until January 1, 2007, unless before that date the Texas Commission determines that at least 40% of the quantity of electric power consumed in 2000 by residential and small commercial customers in the utility's service area is being served by REPs not affiliated with the incumbent utility. An affiliated REP such as Reliant Resources may not purchase capacity sold by its affiliated power generation company in the mandated capacity auction. Any differences between market power prices received by Texas Genco LP and the Texas Commission's estimate of those prices, made for purposes of estimating stranded costs, will be accrued and included in a true-up of New REI's stranded costs in a final order of the Texas Commission. These costs are to be recaptured pursuant to a securitization order of the Texas Commission.

          REP -- Reliant Resources has become the REP for all of REI's approximately 1.7 million residential and small commercial customers located in the Houston metropolitan area who have not selected another retail electric provider. Although, upon completion of the Distribution, Reliant Resources will cease to be an affiliate of REI or New REI for purposes of the 1935 Act, the Reliant Resources REPs are treated as affiliates of the T&D Utility for purposes of the Texas Act. Under the market framework required by the Texas Act, the Reliant Resources REPs are required to sell electricity to residential and small commercial customers within the utility's service territory at a specific price, which is referred to in the law as the "price to beat."(16) In contrast, new entrants may sell electricity to REI's retail and small commercial customers at any price. The initial price to beat for Reliant Resources was set to

----------

     (15) Reliant Resources provides these services through subsidiary REPs. The REPs are power marketers and, as such, are not 1935 Act-jurisdictional electric utility companies because they do not own or operate physical facilities that are used for the generation, transmission or distribution of electric energy for sale. See Holding Co. Act Rule 58(b)(1)(v) (exempting investments in certain non-utility companies, including companies that derive substantially all of their revenues from the brokering and marketing of energy commodities).


     (16) The price to beat applies only to electric services provided to residential and small commercial customers. Electric services provided to large commercial and industrial customers may be provided at any negotiated price.

provide a 6% reduction from the average rates, on a bundled basis, in effect for REI on January 1, 1999, adjusted to take into account a new fuel factor as of December 31, 2001. Reliant Resources will not be permitted to sell electricity to residential and small commercial customers in REI's service territory at prices other than the price to beat until January 1, 2005, unless the Texas Commission determines that 40% or more of the amount of electric power that was consumed in 2000 by the relevant class of customers is committed to be served by other REPs.(17)

          By allowing nonaffiliated REPs to provide retail electric service to customers in an electric utility's traditional service territory at any price, the Texas Act encourages competition among retail electric providers. The Texas Commission is currently developing regulations governing quality, reliability and other aspects of service from retail electric providers.

                                    * * * * *

          2.   The Electric Restructuring

          To prepare for the Texas Genco IPO, REI will contribute its regulated assets used to generate electric power and energy for sale within Texas and the liabilities associated with those assets (the "Texas Genco assets") to a newly-formed subsidiary company, Texas Genco Holdings, Inc. Texas Genco Holdings, Inc., in turn, will contribute the Texas Genco assets to two newly-formed limited liability companies: 1% of the Texas Genco assets to GP LLC, and 99% of the Texas Genco assets to LP LLC. GP LLC and LP LLC will, in turn, contribute the Texas Genco assets to a limited partnership, Texas Genco LP.

          Texas Genco LP will be a Texas limited partnership and an "electric utility company" within the meaning of the Act. Texas Genco Holdings, Inc., will be a Texas corporation and a holding company that receives all of its utility revenues from operations within Texas. Accordingly, it will be entitled to an exemption under Section 3(a)(1) of the Act.

          GP LLC and LP LLC are conduit entities that will exist solely to minimize certain Texas franchise tax liability. LP LLC, which will be a Delaware limited liability company, will acquire a 99% limited partnership interest with no voting rights in Texas Genco LP, nor will there be any overlap in management of GP LLC and LP LLC. Because it will not acquire 10% or more of the voting securities of Texas Genco LP, LP LLC will not be a holding company for purposes of the Act.(18) GP LLC, which will be a Texas limited liability company, will be a "holding company" because it will acquire the 1% general partnership interest in Texas Genco

----------

     (17) Reliant Resources may request that the Texas Commission adjust the fuel factor included in its price to beat not more than twice a year if Reliant Resources can demonstrate that the existing fuel factor does not adequately reflect significant changes in the market price of natural gas and purchased energy used to serve retail customers.


     (18) See Exhibits G-13 (limited partnership agreement) and G-13. (memorandum concerning the status of LP LLC for purposes of the Act).

LP. Because it too will derive all of its utility revenues from operations within Texas, GP LLC will qualify for exemption under Section 3(a)(1).(19)

          At the conclusion of the transactions contemplated herein, GP LLC and LP LLC will not own the Texas Genco assets. A diagram of this stage of the Restructuring is attached hereto as Exhibit F-2.

          The next steps relate to the formation of New REI as a holding company for the regulated operations. REI has formed New REI as a wholly-owned subsidiary.(20) New REI, in turn, will form a special-purpose wholly-owned subsidiary, Utility Holding LLC which, in turn, will form a special-purpose wholly-owned subsidiary company, MergerCo, which will merge with and into REI with REI as the surviving entity. REI common stock will be exchanged for New REI common stock in the merger, and New REI will become the holding company for Utility Holding LLC, REI and its subsidiaries.

          REI will then convert to a Texas limited liability company, Reliant Energy, LLC ("REI LLC"). REI LLC will distribute the stock of all its subsidiaries to New REI.(21) Thereafter,

----------

     (19) Texas franchise tax is based upon 4.5% of taxable income. Texas franchise tax law does not provide for any consolidated return concept. Thus each company reports its income on a stand-alone basis, and the payment of dividends from a Texas company to its parent is a taxable event for purposes of Texas franchise tax law. Dividends from a non-Texas company such as LP LLC, however, are not treated as Texas receipts. The use of the LP LLC helps to minimize the Texas franchise tax liability of New REI. But for the Texas franchise tax issue, the generating assets would be owned directly by Texas Genco Holdings, Inc.

     (20) New REI was incorporated in Delaware on December 13, 2000. As part of the Restructuring, on October 9, 2001, REI reincorporated New REI as a Texas corporation.

     (21) The distribution of the stock of REI's subsidiaries, including GasCo and Texas Genco Holdings, Inc. will be currently taxable under state law as a distribution of appreciated property to New REI and will be also taxable to New REI as an in-kind dividend. To minimize tax inefficiencies, New REI will hold its utility interests through a newly-formed Delaware limited liability company, Utility Holding LLC. The distributions would thus be made first by REI to Utility Holding LLC and, under the "Gain Sourcing Rule," this distribution to a non-Texas entity will eliminate the gain to REI for purposes of Texas state tax law. The in-kind dividend to Utility Holding LLC will not be included in the Texas taxable income of that company because Utility Holding LLC will have no contacts in Texas and accordingly will not be subject to Texas franchise tax.

Because Utility Holding LLC will be a Delaware limited liability company, it will not qualify for exemption under Section 3(a)(1) of the Act and so Utility Holding LLC will register pursuant to Section 5 of the Act. However, as discussed more fully herein, Applicants believe it is appropriate to "look through" Utility Holding LLC for purposes of analysis under Section 11(b)(2) of the Act. Utility Holding LLC, which will be wholly-owned by New REI, will not be a means by which New REI seeks to diffuse control. Rather, Utility Holding LLC will be a special-purpose entity created for the sole purpose of helping the Applicants to capture economic with the specific timing dependent on market conditions and obtaining appropriate approvals, New REI will effect a tax-free distribution to its shareholders of its remaining ownership interest in Reliant Resources (approximately 83%). As a result of the distribution, Reliant Resources will become a separate, publicly traded corporation.

          New REI will be the holding company for Texas Genco LP, REI, referred to herein as the "T&D Utility" (which will continue to hold REI's existing electric transmission and distribution businesses), and certain limited nonutility businesses, which are described more fully in Exhibit G-3.

          The formation of Texas Genco LP and the T&D Utility has been expressly approved by the Texas Commission. The Louisiana Commission has issued a statement of nonopposition concerning the Electric Restructuring. In addition, as discussed below, certain aspects of the transaction have been approved by the Nuclear Regulatory Commission ("NRC"). With the exception of the approvals requested herein, no other regulatory approvals are required to complete the Electric Restructuring.

     3.   The Distribution

          In July 2000, REI announced its intention to divide into two publicly-traded companies and separate its regulated and unregulated businesses. On May 4, 2001, Reliant Resources completed an initial public offering of approximately 20% of its common stock. As noted above, Applicants contemplate that soon after completion of the Electric Restructuring New REI will distribute to shareholders the remaining common stock of Reliant Resources. The Distribution is intended, among other things, to reduce the business risk profile of New REI and allow the company to reposition itself as a "pure" regulated utility. Upon completion of the Distribution, Reliant Resources will cease to be an affiliate of REI or New REI for the purposes of the Act. Applicants request Commission approval to effect the Distribution within one year of the date of the Initial Order.


     4.   Texas Genco IPO

          The Texas Genco IPO relates to the determination and recovery of "stranded costs" associated with REI's Texas generation assets.(22)

          As noted previously, on or before December 31, 2002, New REI expects to conduct an initial public offering of, or distribute to shareholders, approximately 20% of the common stock of Texas Genco Holdings, Inc., the holding company for the Texas Genco LP assets, or distribute such stock to its shareholders. Creation of the minority public ownership interest in Texas Genco Holdings, Inc. will permit REI to use the "partial stock valuation

----------

efficiencies that might otherwise be lost in this transaction. In this regard, it is analogous to the Intermediate Holding Companies that the Commission deemed consistent with Section 11(b)(2) of the Act in National Grid, supra, note 2.


     (22) The term "stranded costs" generally refers to historic investments that had been expected to be recovered under regulation that cannot be recovered in a competitive market.

method" under the Texas Act for purposes of determining the stranded costs associated with its regulated generation assets.(23)

          Reliant Resources will have the right to purchase all of New REI's equity interest in Texas Genco LP remaining after the Texas Genco IPO, which retained equity interest will be at least 80% (the "Texas Genco Option").(24) The Texas Genco Option is exercisable in January 2004. The exercise price for the option will be determined by a market-based formula based on the formula employed by the Texas Commission for determining stranded costs under the partial stock valuation method referenced above.(25)

     5.   The GasCo Separation

          The final stage of the Restructuring relates to the reorganization of GasCo into three separate companies.

          Upon obtaining the necessary regulatory approvals, including consent from or approval by the Arkansas, Oklahoma, Louisiana, Minnesota, and Mississippi Commissions, GasCo will form two new subsidiary companies, Arkla, Inc. and Minnegasco, Inc., and will contribute to them the Arkla and Minnegasco assets, respectively, in exchange for the stock of the newly-formed companies.(26) GasCo will then distribute the stock of Arkla, Inc. and Minnegasco, Inc. to Utility Holding LLC.(27) GasCo, which will be renamed Entex, Inc. and reincorporated in Texas, will own the Entex assets as well as, through subsidiary companies, natural gas pipelines and gathering business. At the conclusion of this stage of the Restructuring,

----------

     (23) Under the "partial stock valuation method," the resulting average daily closing price of the common stock of Texas Genco Holdings, Inc. can be used to establish the market value of the Texas Genco assets for purposes of determining stranded costs used to develop a nonbypassable competition transition charge.

     (24) The Texas Genco Option agreement provides that if Reliant Resources purchases the Texas Genco LP shares under the Texas Genco Option, Reliant Resources must also purchase all notes and other receivables from Texas Genco LP then held by New REI, at their principal amounts plus accrued interest. The Texas Genco Option agreement contains other provisions regarding the operation and capitalization of Texas Genco LP.

     (25) The per share exercise price under the option will equal the sum of
(i) the average daily closing price on a national exchange for publicly held shares of common stock of Texas Genco Holdings, Inc. for the 30 consecutive trading days with the highest average closing price during the 120 trading days immediately preceding January 10, 2004, and (ii) a control premium, up to a maximum of 10%, to the extent a control premium is included in the valuation determination made by the Texas Commission relating to the market value of Texas Genco Holdings, Inc.'s common stock equity.

     (26) It is contemplated that Arkla, Inc. and Minnegasco, Inc. will be incorporated under the laws of Delaware.

     (27) For federal tax reasons, this distribution should be made after August 7, 2002.

Arkla, Minnegasco and Entex will be affiliated sister subsidiaries owned, through Utility Holding LLC, by New REI. For further detail regarding this stage of the Restructuring, please see Exhibit F-2.

D.       OTHER REGULATION

          REI and GasCo currently are subject to broad regulation as to rates and other matters in each of their jurisdictions. Following the Restructuring:

     o Entex, Inc. will be subject to the jurisdiction of the Texas Railroad Commission, the Mississippi Commission and the Louisiana Commission;

     o Arkla, Inc. will be subject to the jurisdiction of the Arkansas Commission, the Louisiana Commission, the Oklahoma Commission and the Texas Railroad Commission;

     o Minnegasco, Inc. will be subject to the jurisdiction of the Minnesota Commission; and

     o the T&D Utility and Texas Genco LP will be subject to the jurisdiction of the Texas Commission.

In connection with the Electric Restructuring, the formation of Texas Genco LP and the T&D Utility has been expressly approved by the Texas Commission. The Louisiana Commission has issued a statement of nonopposition with respect to the Electric Restructuring, and the FERC and the NRC have approved the jurisdictional aspects of the transaction.

          The GasCo Separation has been approved by the Minnesota Commission, the Oklahoma Commission and the Mississippi Commission. It will also require approval or review by the Arkansas Commission and the Louisiana Commission, where applications are currently pending.

          Although prior approval is not required from the Texas Railroad Commission for either stage of the Restructuring, Applicants have discussed the proposed Restructuring with that commission and will keep it informed of the regulatory approval process in other jurisdictions.

          The jurisdiction of the various state commissions, and a summary of the necessary state and federal approvals, are provided below.

     1.   Arkansas

          The Arkansas Commission has broad jurisdiction over rates and other matters. It has authority to require the submission of "[a]ny additional information which the [Arkansas] Commission may by rule or regulation prescribe as necessary or appropriate for the protection of ratepayers of the domestic public utility or in the public interest."(28) It also can require the

-----------

     (28) Ark. Code Ann. Section 23-3-307(a)(10).

production "of any books, accounts, papers, or records of the public utility, or of any affiliate of the utility relating to the public utility's business or affairs within the state, pertinent to any lawful inquiry . . . ."(29)

          The GasCo Separation will require the approval of the Arkansas Commission under Sections 23-3-101 and 23-3-102 of the Arkansas Code. Section 23-3-101 of the Arkansas Code provides that (i) "[n]o organization or reorganization [of a public utility] shall be had or given effect without the written approval of the [Arkansas Commission]," and (ii) no plan of organization or reorganization shall be approved unless applicant establishes that approval of the plan is "consistent with the public interest." Section 23-3-102 provides that "[w]ith the consent and approval of the [Arkansas Commission], but not otherwise . . . [a]ny public utility may sell, acquire, lease or rent any public utility plant or property constituting an operating unit or system." An application for approval of a transaction covered by Section 23-3-102 must be made by "the interested public utility and shall contain a concise statement of the proposed action, the reasons therefor, and such other information as may be required by the commission."(30) The Arkansas Commission has authority to hold hearings on the application, but it is not required to do so.

          The Arkansas Commission is required to approve the application if it finds that the proposed action is "consistent with the public interest."(31) The statute does not, however, impose any time limit for action by the Arkansas Commission.

     2.   Louisiana

          The Louisiana Commission has broad jurisdiction over rates and other matters. The Louisiana Commission has authority to review all utility contracts, including those between utilities and their affiliates.(32) Further, when setting rates, the Louisiana Commission can review contracts and interactions between the regulated utility and its affiliates and disallow any amount it determines "to be unjust, or unreasonable and designed for the purpose of concealing, abstracting or dissipating the net earnings of the public utility."(33)

          The Electric Restructuring has been reviewed and the GasCo Separation will be subject to review by the Louisiana Commission, pursuant to a Louisiana Commission General Order which provides that, "without prior official action of approval or official action of non-opposition by the [Louisiana Commission]," no utility shall, inter alia, "sell, lease, transfer, mortgage, or otherwise dispose of or encumber the whole or any part of its franchise, works,

----------

     (29) Ark. Code Ann. Section 23-2-408.

     (30) Ark. Code Ann. Section 23-3-102(b)(1).

     (31) Ark. Code Ann. Section 23-3-102(b)(2).

     (32) La. R.S. Section 45:1176.

     (33) Id.

property or system . . ."(34) The General Order is "intended to apply to any transfer of the ownership and/or control of public utilities . . . regardless of the means used to accomplish that transfer." The General Order lists eighteen factors that the Commission will take into account, dealing with various aspects of financial strength, quality of service, and impact on ratepayers, shareholders and employees, in determining whether to approve, or not oppose, such a transaction.

          The Louisiana Commission has discretion to approve (or not oppose) a transaction if it concludes, based on its consideration of all of the eighteen factors that the transaction is in the "public interest." On January 16, 2002, the Louisiana Commission issued a statement of nonopposition with respect to the Electric Restructuring. A copy is attached as Exhibit D-9.

     3.   Minnesota

          The Minnesota Commission has broad jurisdiction over rates and other matters concerning public utilities operating in Minnesota.

          The Minnesota Commission also has authority over transactions between affiliates within a utility system. In rate proceedings, or proceedings involving utility practices, the Minnesota Commission can exclude any payment made to an affiliate unless the utility establishes the reasonableness of the payment.(35) In addition, the Minnesota Department of Commerce has broad authority to "inspect at all reasonable times, and copy the books, records, memoranda and correspondence or other documents of any person relating to any regulated business."(36)

          The GasCo restructuring has been approved by the Minnesota Commission pursuant to Minn. Stat. Ann. Section 216B.50, which states, in pertinent part:

          No public utility shall sell, acquire, lease, or rent any plant as an operating unit or system in this state for a total consideration in excess of $100,000, or merge or consolidate with another public utility operating in this state, without first being authorized so to do by the [Minnesota] commission. Upon the filing of an application for the approval and consent of the [Minnesota] commission thereto the [Minnesota] commission shall investigate, with or without public hearing, and in case of a public hearing, upon such notice as the [Minnesota] commission may require, and if it shall

----------

     (34) In re: Commission Approval Required of Sales, Leases, Mergers, Consolidation, Stock Transfers, and All Other Changes of Ownership on Control of Public Utilities Subject to Commission Jurisdiction, General Order (Mar. 18,
1998) (the "General Order").

     (35) Minn. Stat. Ann. Section 216B.48.

     (36) Minn. Stat. Ann. Section 216A.07.

          find that the proposed action is consistent with the public interest it shall give its consent and approval by order in writing.

The Minnesota Commission has interpreted the "consistent with the public interest" standard contained in Section 216B.50 as requiring a showing that a transaction subject to that Section will not adversely affect customers or the public.(37) The four main issues considered by the Minnesota Commission have been the merger's potential impacts on (i) rates; (ii) day-to-day utility operations and reliability of service; (iii) combined market power of the merging companies; and (iv) the Minnesota regulatory process, including the authority of the Minnesota Commission.(38) The GasCo Separation has been approved by the Minnesota Commission. A copy of the Minnesota order is attached as Exhibit D-15.

     4.   Mississippi

          The Mississippi Commission has broad jurisdiction over rates and other matters, including affiliate transactions. A public utility must file with the Mississippi Commission "copies of contracts with any person selling services of any kind."(39) No public utility may "pay any fees, commission or compensation of any description whatsoever to any affiliated or subsidiary holding, managing, operating, constructing, engineering or purchasing company for services rendered or to be rendered without first filing copies of all agreements and contracts therefore with the [Mississippi] commission."(40) When establishing rates, the Mississippi Commission can disallow any payment to be capitalized or included as a utility operating cost if it finds the cost to be unjust or unreasonable. In addition, if the utility unreasonably refuses to provide relevant accounts and records of itself or its affiliates, the Mississippi Commission can disallow associated costs.(41)

          The GasCo Separation has been approved under Section 77-3-23 of the Mississippi Code of 1972. A copy of the Mississippi order is attached as Exhibit D-11.

     5.   Oklahoma

          The Oklahoma Commission has broad authority over rates and other matters. It has:

          full visitorial and inquisitorial power to examine such public utilities, and keep informed as to their general conditions, . . . the

----------

     (37) In the Joint Petition of Minnegasco a Division of NorAm Energy Corp., et al., Docket No. 008/PA-96-950 (Feb. 24, 1997).

     (38) Id.

     (39) Miss. Code Ann. Section 77-3-10(1).

     (40) Miss. Code Ann. Section 77-3-10(2).

     (41) Miss. Code Ann. Section 77-3-10(3).

          management, conduct, operation, practices and services; not only with respect to the adequacy, security and accommodation afforded by their service, but also with respect to their compliance with the provisions of this act, and with the Constitution and laws of this state, and with the orders of the Commission.(42)

To the extent a utility's records and activities reflect any affiliate transactions, the Oklahoma Commission can disallow costs that would adversely affect the ratepayer.

          The GasCo Separation has been approved by the Oklahoma Commission.(43) A copy of the Oklahoma order is attached as Exhibit D-13.

     6.   Texas

          The Texas Commission and the Texas Railroad Commission have broad authority over electric and gas utility companies, respectively.

          As explained in Item 1.C.1. supra, the Restructuring was prompted by, among other things, the unbundling of retail, transmission and distribution and generation functions required by the Texas Act. The Electric Restructuring is subject to the jurisdiction of the Texas Commission under Section 39.051 of the Texas Act. REI, as an electric utility company, also is generally subject to the jurisdiction of the Texas Commission pursuant to Sections 14.001 and 32.001 of the Texas Utilities Code. In December 2000, the Texas Commission voted to approve the Electric Restructuring and issued an order to that effect on March 15, 2001 (the "Texas Order"). The Texas Order was modified on rehearing and a copy of the Texas Order, as modified, is attached as Exhibit D-1, and the requirements of the Texas Act are described supra in Item 1.C.1.

          In addition, the Texas Commission has ongoing authority to adopt and enforce rules as may be necessary to assure reliable electricity and the protection of consumers.(44) The T&D Utility remains subject to cost-of-service rate regulation.(45) The Texas Commission has express authority "to govern transactions or activities between a transmission and distribution utility and its competitive affiliates to avoid potential market power abuses and cross-subsidizations between regulated and competitive activities."(46) The Texas Commission may require a public utility to report information relating to the utility and a transaction between the

----------

     (42) 17 Okl. St. Ann. Section 152(c).

     (43) Oklahoma Commission Rules, Ch. 45, Section 165:45-3-5.
Section 165:45-3-5 was promulgated by the Oklahoma Commission pursuant to its power of "general supervision over all public utilities." 17 Okl. St. Ann.
Section 152

     (44) Tex. Util. Code Ann. Section 14.002.

     (45) Tex. Util. Code Ann. Section 39.201.

     (46) Tex. Util. Code Ann. Section 39.157(d).

utility and an affiliate inside or outside the state, to the extent the transaction is jurisdictional.(47) In addition, each public utility is required to "keep and provide to the regulatory authority, in the manner and form prescribed by the [Texas] commission, uniform accounts of all business transacted by the utility."(48)

          The Texas Railroad Commission has exclusive original jurisdiction over the rates and services of a gas utility distributing natural or synthetic gas in areas outside a municipality.(49) The Texas Railroad Commission may require a gas utility to report information relating to the gas utility and an affiliate inside or outside the state; require the filing of any affiliate contracts; and require that affiliate contracts not in writing be reduced to writing and filed with the commission.(50) Unless a gas utility reports to the Texas Railroad Commission in a reasonable time, it may not sell, acquire or lease Texas facilities for a total consideration of more than $1 million or merge or consolidate with another Texas gas utility.(51) The Texas Railroad Commission has jurisdiction over an affiliate to the extent of access to an account or a record of the affiliate relating to an affiliate transaction.(52) The Texas Railroad Commission may require the examination and audit of the accounts of a gas utility.(53) It may also require the production of out of state records.(54) Although the Texas Railroad Commission will not have jurisdiction over the GasCo Separation, Applicants have discussed the Restructuring with the commissioners and staff members of the Texas Railroad Commission. The GasCo Separation will not adversely affect the authority of the Texas Railroad Commission over the Entex gas utility operations.

     7.   Federal Energy Regulatory Commission

          Section 203 of the Federal Power Act of 1935, as amended (the "FPA"), provides that no "public utility" shall sell or otherwise dispose of or change ownership or control of its jurisdictional facilities or directly or indirectly merge or consolidate such facilities with those of any other person or acquire any security of any other public utility, without first having obtained authorization from the FERC. In accordance with this requirement, on September 27, 2000, certain subsidiaries submitted to the FERC an application for approval of the transfer of their common stock to Reliant Resources, to the extent the transfer was considered to involve the transfer of certain FERC-jurisdictional facilities owned or controlled by such subsidiaries,

----------

     (47) Tex. Util. Code Ann. Section 14.003(b).

     (48) Tex. Util. Code Ann. Section 14.151(a).

     (49) Tex. Util. Code Ann. Section 102.001(a).

     (50) Tex. Util. Code Ann. Section 102.003.

     (51) Tex. Util. Code Ann. Sections 102.051(a)(1)-(2).

     (52) Tex. Util. Code Ann. Section 102.104.

     (53) Tex. Util. Code Ann. Section 102.202.

     (54) Tex. Util. Code Ann. Section 102.206(a).

including market-based rate schedules, books and records, and certain transmission facilities used to interconnect generating stations to the transmission grid. The application was supplemented on November 1, 2000 and approved by FERC by an order dated November 30, 2000. On October 22, 2001, these subsidiaries of Reliant Resources filed a similar application seeking authorization of the indirect transfers of their jurisdictional facilities upon the formation of New REI and the distribution of the stock of Reliant Resources to the shareholders of New REI. On November 21, 2001, FERC approved that application. Copies of the orders from the FERC are attached as Exhibits D-18 and D-19, respectively.

     8.   Nuclear Regulatory Commission

          REI owns a 30.8% interest in the South Texas Project electric generating station, a nuclear generating plant consisting of two 1,250 MW generating units, and holds NRC licenses with respect to its interest. As part of the Restructuring, this interest is being transferred to Texas Genco LP, which will be a subsidiary of New REI. Section 184 of the Atomic Energy Act provides that no license may be directly or indirectly transferred unless the NRC finds that the transfer is in accordance with the provisions of the Atomic Energy Act and gives its consent in writing. The NRC approved the transfer of control of its NRC licenses and the ownership by New REI of Texas Genco LP in connection with the Restructuring, by order dated December 20, 2001. A copy of the order is attached as Exhibit D-1.

     9.   Internal Revenue Service

          REI is in the process of seeking an extension for certain private letter rulings from the Internal Revenue Service relating to the Restructuring and the Distribution. These rulings, among other things, confirm the tax-free treatment of the spin-off of Reliant Resources stock to occur in the Distribution.

                                    * * * * *

          Apart from the above-listed approvals, no other regulatory authorities have jurisdiction over the Electric Restructuring. The approval or consent of certain local authorities may be required in connection with the GasCo Separation. Applicants are in the process of identifying which local jurisdictions may be implicated and will seek and obtain all such approvals and supplement the record to reflect same.

E.       OTHER REQUESTED APPROVALS

          As noted above, New REI, which will become a holding company upon completion of the Electric Restructuring, will register pursuant to Section 5 of the Act and operate as a registered holding company. It is contemplated that, once it is able to obtain the additional approvals needed to complete the GasCo Separation, New REI will qualify for exemption under Section 3(a)(1) of the Act. Applicants believe that this interim period will not exceed twelve months from the date of the Initial Order. As discussed more fully infra, New REI is seeking financing and other "housekeeping" authority, similar to that granted other newly-formed registered holding companies, for a period of one year from the date of the Initial Order. In addition, New REI is requesting Commission approval in the Initial Order for the Distribution of Reliant Resources stock to shareholders and the sale or distribution of Texas Genco Holdings, Inc. stock in connection with the Texas Genco IPO.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

          The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Application are estimated to be $1 million.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

          The following sections of the Act are or may be directly or indirectly applicable to the Restructuring:

Section of the Act                       Transactions to which Section or Rule is or may be applicable
------------------                       -------------------------------------------------------------
Section 3(a)(1)                          Exemption of Texas Genco Holdings, Inc. and GP LLC

Section 5                                Registration of New REI

Sections 6, 7, 9, 10, 12(b) and 12(c),   Financings by New REI and its subsidiary
companies and Rules 45 and 46

Sections 9 and 10                        Acquisition by New REI of Utility Holding LLC, Texas Genco Holdings, Inc.,
                                         GP LLC, Texas Genco LP, the T&D Utility and GasCo

                                         Acquisition by New REI and Utility Holding LLC of Entex, Inc., Arkla, Inc.
                                         and Minnegasco, Inc.

Sections 12(a), 12(c) and 12(f), Rule    Distribution of Reliant Resources stock and related transactions
46

Sections 6 and 7, or 12(c) and Rule 46   Texas Genco IPO

Sections 13(a) and 13(b)                 Authorization for New REI to provide goods and services to the Utility
                                         Subsidiaries, and affiliate service, sales and construction contracts, generally.

                                      * * *

          Section 9(a)(2) of the Act makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public-utility company, if such person is an affiliate . . . of such company and of any other public utility or holding company, or will by virtue of such acquisition become such an affiliate."(55) As set forth more fully below, the Restructuring complies with all of the applicable provisions of Section 10 of the Act and should therefore be approved by the Commission. Among other things:

          (i) the Restructuring will not create detrimental interlocking relations or concentration of control;

          (ii) the Restructuring will not result in an unduly complicated capital structure for the New REI group;

          (iii) the Restructuring is in the public interest and the interests of investors and consumers;

          (iv) the Restructuring is consistent with Sections 8 and 11 of the Act; and

          (v) the Restructuring will comply with--and indeed is in large part driven by the need to comply with--all applicable state laws.

In considering this Application, the Commission should also recognize that the Restructuring involves no acquisition of additional utility systems or assets and no entry into new geographic areas or new businesses.

A.       SECTION 10(b)

          Section 10(b) of the Act provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless the Commission finds that:

          (1) such acquisition will tend towards interlocking relations or the concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

          (2) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

          (3) such acquisition will unduly complicate the capital structure of the holding-company system of the applicant or will be detrimental to the

----------

     (55) For purposes of Section 9(a)(2), an "affiliate" of a specified company means "any person that directly or indirectly owns, controls, or holds with power to vote, 5 per centum or more of the outstanding voting securities of such specified company." Act Section 2(a)(11)(A).

public interest or the interest of investors or consumers or the proper functioning of such holding-company system.(56)

In this case, there is no basis for the Commission to make any adverse findings under Section 10(b).

     1.   Section 10(b)(1)

          The Restructuring will not give rise to any of the abuses that Section 10(b)(1) was intended to prevent. The purpose of Section 10(b)(1) is to prohibit utility acquisitions that result in an undue concentration of economic power.57 Although the Restructuring will reorganize the corporate relationships within the present REI system, it differs significantly from the vast majority of transactions analyzed under Section 10(b)(1) in that it will not involve the acquisition of additional utility systems or entry into new geographic markets and therefore will not involve any additional concentration of control of public-utility companies.

          Further, the competitive effects of the Restructuring have been considered at length by the Texas Commission. Indeed, REI has undertaken the Restructuring in response to changes in Texas law designed to foster state competitive policy and further state regulatory oversight. Following the Restructuring, control of utility assets will not be more concentrated, but instead will be more diffused as a result of the competitive policy of the State of Texas. Moreover, it should be noted that the Restructuring involves no growth or extension of the REI system as there will be no acquisition of additional utility systems or assets. Nor does it create the potential for abuse in pricing or production. To the contrary, the overall effect of the Restructuring is decidedly pro-competitive.

          The Commission has approved transactions involving registered holding companies with much larger public utility systems.(58) As the table below shows, both after the Electric Restructuring and post-Distribution, New REI will be smaller than a number of other registered holding companies. The table compares New REI on a pro forma basis to Southern Company, American Electric Power Company, Inc., Exelon Corp., and Xcel Energy Inc. - all large registered holding companies.

----------

     (56) Act  Section 10(b).

     (57) Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" that results in "huge, complex and irrational holding company systems." American Elec. Power Co., Holding Co. Act Release No. 20633, 46 S.E.C. 1299, 1309 (July 21, 1978). As such, Section 10(b)(1) is not concerned with a transaction such as the Restructuring which involves no acquisition of additional utility systems or assets, but is confined to the organization and relationships of integrated utilities.

     (58) See, e.g., American Electric Power Co., Inc., Holding Co. Act Release No. 27186, 2000 WL 870888 (June 14, 2000); and Exelon Corp., Holding Co. Act Release No. 27256, 2000 WL 1671969 (Oct. 19, 2000).

COMPANY                         TOTAL ASSETS (000'S)         OPERATING REVENUES (000'S)   CUSTOMERS
-------                         --------------------         --------------------------   ---------

New REI pre-Distribution*       $30,681,000                  (confidential treatment      3,500,000****
                                                             requested)

New REI post-Distribution**     $18,939,000                  (confidential treatment      3,500,000****
                                                             requested)

Southern Company***             $29,824,000                  $10,155,000                  4,000,000

AEP***                          $47,281,000                  $61,257,000                  4,930,000

Exelon***                       $34,821,000                  $15,140,000                  5,540,000

Xcel***                         $28,735,062                  $15,028,204                  4,881,600


----------
* As of December 31, 2001.

** On a pro-forma basis, as of December 31, 2001.

*** 2001 data. Source: U.S. Securities and Exchange Commission, Financial and Corporate Report, Holding Companies Registered under the Public Utility Holding Company Act of 1935, dated June 7, 2002.

**** The T&D Utility will continue to transport electricity that customers are purchasing from the REPs. As a technical matter, however, since January 1, 2001, the transmission and distribution services have been provided to the REPs who, in turn, bill the end-use customer.

As explained more fully elsewhere in this Application, the proposed transactions will not create a "complex and irrational system", but will create a company focused on reliability, competitive pricing and high quality customer service.

          Post-Distribution, there will be two overlapping directors between New REI and Reliant Resources: (1) R. Steve Letbetter, the Chairman and Chief Executive Officer of Reliant Resources, will serve for a transitional period as non-executive Chairman of the New REI Board, and (2) Milton Carroll will serve as a non-employee, board member for both Reliant Resources and New REI. REI's Board of Directors has determined that Mr. Letbetter, who currently serves as Chairman of both REI's and Reliant Resources' Boards of Directors, should remain as Chairman at New REI for the remainder of his current term (i.e., until May
2004) and that Mr. Carroll should remain as a non-employee director of both companies.

          Mr. Letbetter will provide a continuity of leadership for New REI. Mr. Letbetter began his career with REI in 1974 and has vast experience with all aspects of REI's business. He joined in 1974 as Assistant Secretary and Assistant Treasurer. In 1977, he was promoted to Assistant Comptroller and in 1978, Comptroller. He was elected Vice President and Comptroller in 1981, and in 1983 began serving as Vice President, Regulatory Relations. In 1988, he was elected Group Vice President, Finance and Regulatory Relations and in July 1993 was elected President and Chief Operating Officer of the regulated utility. He was named President and Chief Operating Officer in January 1997 of the holding company. He currently serves as

Chairman, President, and Chief Executive Officer of REI. He was elected to this position effective January 1, 2000 after serving as President and Chief Executive Officer since June 1999.

          Mr. Letbetter's experience will be an important resource to New REI for the transitional period after the Distribution. Mr. Letbetter will also ease the transition for New REI at a critical time. New REI will benefit from Mr. Letbetter's counsel as it operates in the new deregulated environment in Texas.

          Mr. Letbetter will also help ease negotiations of New REI with state regulatory bodies. Mr. Letbetter serves on the board of directors of the Association of Electric Companies of Texas, and on the boards and executive committees of the Edison Electric Institute and the Greater Houston Partnership. He also serves as a member of the Governor's Business Council. Mr. Letbetter has vast experience with the state regulatory bodies with whom New REI must negotiate, and he will be able to assist New REI in such negotiations for the transitional period after the Distribution.

          Mr. Carroll is a local businessman who has significant goodwill and influence in the community. Milton Carroll has been a director of REI (and its predecessor Houston Industries Incorporated) since 1992. He is the Chairman and Chief Executive Officer of Instrument Products, Inc., an oil tool manufacturing company in Houston, Texas that he founded in 1977. Mr. Carroll currently serves as a director of Ocean Energy, Inc., Texas Eastern Products Pipeline Company and Health Care Services Corporation, the parent company of Blue Cross Blue Shield of Texas. He previously served as director of PanEnergy Corp. and the Federal Reserve Bank of Dallas and its Houston Branch.

          Mr. Carroll is an active leader both in the Houston community and beyond. He is the Chairman of Houston Endowment, having served as a director since 1990. Houston Endowment is a private foundation supporting a broad spectrum of charitable organizations which was formed in 1937 and has assets of $1.5 billion. Mr. Carroll also served as the Chairman of the Board of Regents of Texas Southern University. He served for six years as a Port Commissioner of the Port of Houston Authority, traveling worldwide to promote Houston's economy and helping the Port of Houston become one of the leading ports in the nation and the world. He has also served as a board member of the Greater Houston Partnership and Baylor College of Medicine.

          A recipient of numerous awards and honors, Mr. Carroll has received the Phi Beta Kappa Alumni Association Outstanding Contribution to Education Award, the Prevent Blindness Texas People of Vision Award and the Congressional Black Caucus of Washington, D.C. George C. Collins Award for Community Service.

          These individuals will provide important continuity for the two companies during the transition period after the Restructuring, yet their services will not tend towards interlocking relations or the concentration of control of public-utility companies of a kind or to the extent detrimental to the public interest or the interests of investors or consumers.

     2.   Section 10(b)(2)

          This matter involves an internal restructuring and so does not implicate the question of "adequacy of consideration" in the same way that a merger or acquisition of new properties would. In the context of corporate restructurings, the Commission has found the requirements of Section 10(b)(2) satisfied where the proportion of each shareholder's interest in the underlying venture is unchanged as a result of the proposed reorganization.59 In this matter, the jurisdictional transactions, involving the reorganization of existing utility operations, do not affect the proportion of each shareholder's interest. Nor will the larger transaction, the separation of New REI and Reliant Resources, affect the proportion of each shareholder's interest. At the conclusion of the Restructuring, a shareholder with stock in REI will have stock, in the same proportions, in two companies (New REI and Reliant Resources).

          The specific consideration for each of the constituent parts of the Restructuring is explained in the text accompanying notes 18 through 22. Of interest here, each of the Utility Subsidiaries will maintain 30% or greater common equity capitalization and, further, it is anticipated that the electric and gas utility subsidiary companies issuing public debt will each maintain an investment grade credit rating from one or more Nationally Recognized Statistical Rating Organizations ("NRSROs"). Thus, both from a consumer as well as investor perspective, the consideration will be fair and reasonable under the standards of Section 10(b)(2).

          The overall fees, commissions and expenses that REI and New REI will incur in connection with this Application, approximately $1 million, are reasonable and fair in light of the size and complexity of the Application and the anticipated benefits of the Restructuring to the public, investors and consumers. Further, they are consistent with the fees for previously approved, similar transactions.60 Therefore, they meet the standards of Section 10(b)(2).

----------

     (59) See Wisconsin Energy Corp., Holding Co. Act Release No. 24267, 1986 WL 626747 (Dec. 18, 1986) ("The proportion of each shareholder's ownership will be unchanged, and the consideration is fair and reasonable.") Accord SIGCORP, Inc., Holding Co. Act Release No. 26431, 1995 WL 759826 (Dec. 14, 1995); Niagara Mohawk Holdings, Inc., Holding Co. Act Release No. 26986, 1999 WL 114400 (March 4, 1999).

     (60) In connection with the recent Xcel tender offer, for example, the Commission approved fees of $4.1 million, including legal fees of $650,000. Xcel Energy, Inc., Holding Co. Act Release No. 27533 (May 30, 2002). The larger legal fees in this matter are commensurate with the length of this project (almost two years) and the number of state approvals that are being sought, in addition to the requested approvals under the Act. Compare CP&L Energy, Inc., Holding Co. Act Release No. 27284, 2000 WL 1741681 (Nov. 27, 2000); NiSource, Inc., Holding Co. Act Release No. 27263, 2000 WL 1629977 (Oct. 30, 2000); Exelon Corp.,
Holding Co. Act Release No. 27256, 2000 WL 1671969 (Oct. 19, 2000); Cinergy Corp., Holding Co. Act Release No. 26146, 1994 WL 596377 (Oct. 21, 1994);
Entergy Corp., Holding Co. Act Release No. 25952, 1993 WL 541317 (Dec. 17,
1993); Northeast Utilities, Holding Co. Act Release No. 25548, 1992 WL 129531 (June 3, 1992).

     3.   Section 10(b)(3)

          Section 10(b)(3) requires the Commission to determine whether the Restructuring will result in an unduly complicated New REI capital structure or would be detrimental to the public interest, the interests of investors or consumers, or the proper functioning of New REI's system.

          It is contemplated that New REI will initially own 100% of the common equity of each of Texas Genco LP, the T&D Utility and GasCo (the "Utility Subsidiaries"). As noted above, to comply with Texas law, New REI plans to conduct an initial public offering of approximately 20% of the common stock of Texas Genco Holdings, Inc. or distribute such stock to its shareholders on or before December 31, 2002. Creation of a minority public ownership interest in Texas Genco Holdings, Inc. is one of the methods prescribed in the Texas Act for the determination of stranded costs associated with REI's existing regulated generation assets in Texas, and so should not be deemed to create an unduly complicated capital structure within the meaning of Section 10(b)(3) of the Act.

          Each of the Utility Subsidiaries will maintain 30% or greater common equity capitalization and, further, it is anticipated that the electric and gas utility subsidiaries issuing public debt will each maintain an investment grade credit rating from one or more NRSROs. New REI has received indicative investment grade debt ratings from Moody's (Baa2) and Standard & Poor's (BBB) for its senior unsecured debt. Further, New REI itself expects to maintain an investment grade credit rating from one or more NRSROs.(61)

          Immediately upon completion of the Electric Restructuring, New REI on a consolidated basis will have greater than 30% common equity capitalization. Although the Distribution of Reliant Resources stock, for which authority is requested below, will initially reduce the New REI system's common equity, Applicants believe the Distribution is both necessary and appropriate under the standards of the Act because it will have the effect of

----------

     (61) It is appropriate for the Commission to consider credit ratings in determining whether a proposed transaction would be detrimental to the public interest or the interest of investors or consumers, or the proper functioning of the holding company system. NRSRO ratings are an important factor in many regulations. For example, the Commission requires investment grade status for a registrant seeking to register debt on Form S-3, and Investment Company Act Rule 3a-7 recognizes the role that NRSRO ratings play in the regulatory scheme where structured finance, special purpose vehicles are concerned. See 17 C.F.R. ss. 270.3a-7 (concerning issues of asset-backed securities). The Commission commented in that context that "rating agency evaluations appear to address most of the [Investment Company] Act's concerns about abusive practices, such as self-dealing and overreaching by insiders, misvaluation of assets, and inadequate asset coverage." Exclusion from the Definition of Investment Company for Certain Structured Financings, ICAR No. 18736, 1992 WL 129535 at *9 (May 29,
1992).

     Formal and informal recognition by the Commission of the importance of NRSRO determinations is a well-understood, established theme in the fabric of Commission regulation. As Investment Company Act Rule 3a-7 demonstrates, the Commission has considerable authority to determine the extent to which it gives weight to the factors underlying these ratings.

reducing the business risk profile of the regulated business. Further, New REI's capital structure will be improved significantly with the sale of Texas Genco and securitization of any stranded investment that is anticipated to occur in 2004. Net of securitization debt, New REI's projected equity capitalization will be approximately 35% in 2005, and the growth of equity as a percentage of capitalization is anticipated to continue in subsequent years.(62)

          As discussed infra, Applicants believe the Commission should consider the 2005 capital structure as the appropriate measure of the financial health of the new registered system, consistent with the treatment accorded New REI by the rating agencies. In addition, Applicants ask the Commission to consider the investment grade ratings which reflect certain underlying indicators of financial stability, including:

          (i) a growing, stable customer rate base, which the New REI utilities have served for many years;

          (ii) a state regulatory regime which has avoided the mistakes of other deregulation plans by allowing for a market adjustment of retail rates;

          (iii) an abundance of power generation in Texas; and

          (iv) the ability, under the Texas Commission orders, to securitize utility assets and to service the related structured finance obligations to the special purpose entity formed for that financing through transition charges which are creatures of state law.

The investment grade rating also reflects the fact that the Restructuring will improve the "business risk profile" of the regulated companies. The Restructuring will allow the market to distinguish between the risk profiles associated with REI's two most significant lines of business, a fact recognized by Standard & Poor's in its assessment of the business risk profile of REI

----------

     (62) Net of securitization debt, New REI's projected equity capitalization will be approximately 35% in 2005 (rather than 27% as originally projected). Exhibit G-6, as amended, sets forth the projected capital structure for New REI through 2005. Briefly stated, the increased equity component reflects a planned equity issuance, reduced capital expenditures and increased confidence that there will not be a book loss in connection with the sale and/or stranded cost recovery associated with Texas Genco.


If securitization debt is included, then New REI would have consolidated equity capitalization of 20%, similar to that approved for PECO Energy Company in Exelon Corporation, Holding Co. Act Release No. 27266, 2000 WL 1644531 (Nov. 2,
2000). In that matter, the order stated that "PECO's equity ratio was approximately 16.3% as of June 30, 2000; however, Applicants indicate that this is due to the issuance by PECO of transition bonds." In a footnote, the Commission noted, "Moody's Investors Service, in a September 1999 ratings review of PECO, stated that it would treat PECO's transition bonds as fully nonrecourse to PECO." Id. at n. 19. In the case of New REI, the securitization debt similarly is non-recourse to the utility.

currently and each of New REI and Reliant Resources following the Restructuring.(63) Whereas Standard & Poor's assigned REI a business risk profile of 5 prior to the announcement regarding the proposed spin-off of Reliant Resources, it has assigned New REI a business risk profile of 3 (indicating a lower overall business risk) and Reliant Resources a business risk profile of 7.

          Under the Restructuring, New REI will remain almost in its entirety a regulated business: (i) it will no longer be responsible for making retail electric sales to customers, as that role will be the responsibility of Reliant Resources' retail segment; (ii) the T&D Utility will be precluded by the Texas Act from selling electricity at retail; and (iii) unlike the regulated entity under most other deregulation schemes, the T&D Utility will have no obligation to serve as a provider of last resort and will only provide the wires and service to deliver the electricity from the generating company to the retail provider's customers. Nor will the T&D Utility retain the utility power sourcing obligation, which has traditionally been the origin of most risk for electric utilities. Generation will be the obligation of separate power generation companies, which incur the risks associated with obtaining fuel, constructing new generating capacity and selling power to the retail providers. Although New REI initially will retain the Texas Genco business as a separate subsidiary, it will not have an obligation to construct additional generation capacity, nor will it be responsible for sourcing power for retail customers.

          Under the deregulation law, each power generator that is unbundled from an integrated electric utility in Texas has an obligation to conduct state-mandated capacity auctions of 15 percent of its capacity. In addition, under a master separation agreement between REI and Reliant Resources, Texas Genco is contractually obligated to auction all capacity in excess of the state-mandated capacity auctions. The auctions conducted periodically between September 2001 and March 2002 were consummated at prices below those assumed by the Texas Commission's ECOM model. Under the Texas restructuring law, a regulated utility may recover any difference between market prices received through the auction process and the Texas Public Utility Commission's earlier estimates of those market prices. This difference, recorded as a regulatory asset, produced the $141 million of earnings before interest and taxes ("EBIT") in the first quarter of 2002.

----------

     (63) A "business risk profile" is a metric used by Standard & Poor's to analyze the strength of an individual company within a specific industry. In developing a business risk profile of a company, Standard & Poor's analyzes the characteristics of the particular industry in which that company is involved, as well as the competitive position of that company relative to other companies within the industry. The rating scales for business risk profiles differ depending on the industry. Utilities are rated on a scale from 1 to 10, with 1 representing the least degree of risk. Companies with low business risk profiles
- usually transmission/distribution companies - are scored 1 through 4 and are considered to have "well above average" to "above average" business positions relative to the utilities industry as a whole. Those companies facing greater competitive threats - typically, power generating companies - are scored between 7 to 10, and are considered to have "below average" to "well below average" business positions relative to others in the utilities industry. See Standard & Poor's, Corporate Ratings Criteria 17 (2000). Effectively, the plan in this matter allocates the business risks associated with the unregulated business to Reliant Resources and the lower risks associated with regulated business to New REI.

          Given the unique circumstances of this matter, including the specific protections afforded by Texas law, Applicants believe that the proposed transactions will not have an adverse effect on the Utility Subsidiaries, their customers or the ability of their respective state regulators to protect these companies and their customers. Based upon the foregoing, the Commission should find that the standards of Section 10(b)(3) are satisfied.

B.       SECTION 10(c)

          Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

          (i) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of section 8 or is detrimental to the carrying out of the provisions of section 11; or

          (ii) the acquisition of securities or utility assets of a public-utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public-utility system.(64)

          In the Restructuring, REI is simplifying its corporate structure for its regulated businesses and focusing on its core utility operations consistent with state-imposed utility restructuring legislation. Accordingly, the Commission should find that the standards of Section 10(c) are satisfied. While the Restructuring does not implicate the concerns toward which Section 10(c) is directed, the Applicants nevertheless provide the following discussion, which demonstrates compliance with the technical requirements of Sections

     1.   Section 10(c)(1)

          Section 10(c)(1) requires that an acquisition be lawful under Section 8 of the Act. Section 8 prohibits an acquisition by a registered holding company of an interest in an electric utility and a gas utility that serve substantially the same territory without the express approval of the state commission when that state's law prohibits or requires approval of the acquisition. In the present case, Section 8 is not implicated because the Restructuring will not create any new situations of common ownership of combination systems within a given state. Following the Restructuring, New REI will continue to provide electric and gas utility services in the State of Texas. Because the Texas Act does not prohibit combination gas and electric utilities serving the same area, the Restructuring does not raise any issue under Section 8 or the first clause of Section 10(c)(1).

          In addition, Section 10(c)(1) directs the Commission to disapprove an acquisition that would be detrimental to broad policies set forth in Section 11 of the Act. Section 11(b)(1) generally requires a registered holding company system to limit its operations "to a single integrated public-utility system [either gas or electric], and to such other businesses as are

----------

     (64) Act  Section 10(c).

reasonably incidental, or economically necessary or appropriate to the operations of such integrated public-utility system."(65) The Commission has explained that "the limitation [set forth in Section 11(b)(1)] is intended to eliminate evils that Congress found to exist 'when the growth and extension of holding companies bears no relation to . . . the integration and coordination of related operating properties.'"(66) The particular evil at which Section 11(b)(1) is directed is not presented in this case, as the Restructuring does not involve any growth or extension of the REI system. The legislative history makes clear that a central purpose of Section 11 is "simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible."(67) The disaggregation of the electric utility operations in this matter is being undertaken to comply with the requirements of Texas law while the GasCo Separation will provide greater transparency for the regulators of the company's gas utility operations.

          For this reason, the Restructuring is not at all detrimental to the policy goals of Section 11(b)(1) of the Act.

          New REI will also satisfy the technical requirements of Section 10(c)(1) by reference to Section 11(b)(1). As discussed below, each of the New REI gas and electric systems will be an "integrated public-utility system" within the meaning of Section 2(a)(29) of the Act. It is contemplated that the T&D Utility will comprise the "primary" integrated system and each of the additional systems identified below (Texas Genco, Entex and Arkla-Minnegasco) will be retainable under the (A)-(B)-(C) clauses of Section 11(b)(1) of the Act.(68) Further, the nonutility operations of New REI, both prior to and following the Reliant Resources distribution, will be reasonably incidental, or economically necessary or appropriate to New REI's primary utility business.(69)

          (i) Integration of the electric utility operations

----------

     (65) Act Section 11(b)(1) (emphasis added).

     (66) New Century Energies, Inc., Holding Co. Act Release No. 27212, 2000 WL 1160583 at n.27 (Aug. 16, 2000) (quoting Actss.1(b)(4)) [hereinafter "2000
NCE Order"].

     (67) S. Rep. No. 74-621 at 11 (1935).

     (68) Section 2(a)(29) sets forth the definition of an "integrated public-utility system," as applied to electric and gas utility companies.
Section 10(c)(2) of the Act prohibits the Commission from approving the acquisition of utility assets unless it finds that the acquisition will "[tend] towards the economical and the efficient development of an integrated public-utility system." The Commission regularly considers the integration requirement set forth in these two sections in a single integration analysis, and the Applicants do so here. See, e.g., CP&L Energy, HCAR No. 27284, 2000 WL 1741681 at *8-16; NiSource, HCAR No. 27263, 2000 WL 1629977 at *14; Exelon, HCAR
No. 27256, 2000 WL 1671969 at *10; 2000 NCE Order, HCAR No. 27212, 2000 WL
1160583 at *9; New Century Energies, Inc., Holding Co. Act Release No. 26748, 1997 WL 429612 at *9 (Aug. 1, 1997).

     (69) Attached as Exhibits G-3.1 and G-3.2 are lists of New REI nonutility subsidiary companies, pre- and post-Distribution, and the basis for retention of each.

          Section 2(a)(29)(A) of the Act defines the term "integrated public-utility system," as applied to electric utility properties, as:

     a system consisting of one or more units of generating plants and/or transmission lines and/or distributing facilities, whose utility assets, whether owned by one or more electric utility companies, are physically interconnected or capable of physical interconnection and which under normal conditions may be economically operated as a single interconnected and coordinated system confined in its operation to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation.(70)

Upon completion of the Electric Restructuring, the electric utility assets of REI will be divided between Texas Genco LP and the T&D Utility, each of which will be an integrated electric utility system for purposes of the Act.

                  As explained more fully above, the separation of REI's electric utility assets and the independent operation of Texas Genco and the T&D Utility are necessary to comply with the requirements of Texas law. Upon completion of the Electric Restructuring, the generation assets of the Texas Genco LP will continue to be interconnected by the transmission lines that will be owned and operated by the T&D Utility. The operation of those generation assets and, in particular, the sale at auction of certain of Texas Genco's installed generating capacity, will be in accordance with Texas law. In operating the generation facilities, Texas Genco will be managing the 25 MW "entitlements" for varying periods of time that are sold through the auctions and will operate the facilities as an integrated system to deliver those entitlements in an efficient and cost-effective manner. The facilities will continue to be confined to the State of Texas and, since the Electric Restructuring has been expressly approved by the Texas Commission, there will be no impairment of the advantages of localized management, efficient operation, and the effectiveness of regulation.

----------


     (70) Act Section 2(a)(29)(A). On the basis of this statutory definition, the Commission has established four standards that must be met before it will find that an integrated public-utility system will result from a proposed acquisition of securities: (i) the utility assets of the system must be physically interconnected or capable of physical interconnection (the "interconnection requirement"); (ii) the utility assets, under normal conditions, must be economically operated as a single interconnected and coordinated system (the "economic and coordinated operation requirement"); (iii) the system must be confined in its operations to a single area or region (the "single area or region requirement"); and (iv) the system must not be so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation (the "no impairment requirement").

          Similarly, the transmission and distribution assets of the T&D Utility will continue to be interconnected. They will be economically operated and managed to achieve the efficient transmission of electricity to customers in the preexisting service territory, which is limited to the State of Texas and comprises an approximately 5,000-square mile area on the Texas Gulf Coast. Again, since the Electric Restructuring has been expressly approved by the Texas Commission, there will be no impairment of the advantages of localized management, efficient operation, and the effectiveness of regulation.

          As a result of the separation required by the Texas Act, the generation assets, on the one hand, and the transmission and distribution assets, on the other, will be run as separate systems, each of which will be an "integrated public-utility system" within the meaning of Section 2(a)(29)(A). See Environmental Action Inc. v. SEC, 895 F.2d 1255 (9th Cir. 1990), in which the Court of Appeals agreed that an integrated public-utility system could be comprised of only generation, only transmission or only distribution assets.

          Although technically separate systems for purposes of the 1935 Act, the Texas Genco LP and the T&D Utility will continue to be operated under common senior management; the generation assets of the Texas Genco LP will be interconnected through the transmission facilities of the T&D Utility; the combined operations will be confined to the State of Texas, primarily a 5,000-square-mile area on the Texas Gulf Coast; and the New REI customers will continue to enjoy the advantages of localized management, efficient operations, and effective state regulation. The Restructuring does not involve the acquisition or combination of any new utility assets. Accordingly, the Restructuring is consistent with the requirements of Section 10(c) with respect to REI's electric utility assets.

          (i) Integration of the gas utility operations

          With respect to gas utility properties, the term "integrated public-utility system" is defined in Section 2(a)(29)(B) as:

          a system consisting of one or more gas utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation; Provided, That gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.(71)

Each standard of Section 2(a)(29)(B) must be read in connection with the other provisions of the Section and in light of the facts under consideration.(72) In recent orders, the Commission has

----------

     (71) Act Section 2(a)(29)(B).

     (72) See NiSource, HCAR No. 27263, 2000 WL 1629977 at *15.

noted developments that have occurred in the gas industry, and has interpreted the Act and analyzed proposed transactions in light of these changing circumstances.(73)

          The GasCo system has operated historically with one central management, both as a division of REI and prior to that as a stand-alone, publicly-traded company. While GasCo conducts its gas distribution operations through three unincorporated divisions, all significant management and administrative functions, such as supply planning and gas acquisition services, as well as financial, accounting, tax, purchasing and other essential management functions are performed by a central management located in Houston and, in a generic sense, the GasCo utility operations are conducted in an "integrated" manner.

          Section 2(a)(29)(B) of the Act, however, requires a further showing that an integrated gas system be "confined in its operations to a single area or region," with the proviso that "gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region." Under this language, the Commission has found a single integrated gas-utility system comprising operations in California and Maine where the requisite "common source of supply" existed. See Sempra Energy, Holding Co. Act Release No. 27095 (Oct, 25, 1999). In this matter, however, although the gas divisions are effectively operated in a coordinated manner as a single system, there is not the requisite common source of supply between the Entex division, on the one hand, and the Arkla-Minnegasco division, on the other. Accordingly, Applicants believe it is appropriate to analyze the gas utility operations for purposes of analysis under the 1935 Act as two integrated gas-utility systems. The Entex gas utility operations can be viewed as constituting an integrated gas utility system, and the Arkla-Minnegasco system can be viewed as constituting a second integrated gas utility system.

          Integration of the Entex gas utility operations

          The Entex system currently satisfies the criteria set forth in Section 2(a)(29)(B) and will continue to do so following the Restructuring. The Entex system has operated historically as an integrated system with one central management, both as a division of REI and prior to that as part of a stand-alone, publicly-traded company. All significant management and administrative functions, such as supply planning and gas acquisition services, as well as financial, accounting, tax, purchasing and other essential management functions are performed by a central management located in Houston - which is the major metropolitan area served by the Entex system.

          The system derives 51% of its gas supply from the South Texas basin, 40% from the Western Gulf (coastal Texas, Louisiana and Mississippi) and 9% from the Mid-continent basin.

----------

     (73) Id. It should be noted that the Division has recommended that the Commission "respond realistically to the changes in the utility industry and interpret more flexibly each piece of the integration requirement." The 1995 Report of the Division of Investment Management on the Regulation of Public-Utility Holding Companies at 71.

          Finally, a finding that the Entex system constitutes an integrated gas utility system will not impair localized management, efficient operation, or effective regulation of GasCo. The local operations of the Entex system will continue to be handled in the same manner as they are currently, allowing managers to remain close to the gas operation and preserving the advantages of local management while reaping the benefits of scale in certain centralized functions such as gas procurement and operations support. Further, the same state regulatory bodies will continue to exercise regulatory authority over the Entex gas utility operations. For these reasons, the Commission should conclude that the Entex system satisfies the integration requirements of Section 2(a)(29)(B) of the Act.

          Integration of the Arkla-Minnegasco gas utility operations

          The Arkla-Minnegasco system similarly satisfies the criteria set forth in Section 2(a)(29)(B) currently and will continue to do so following the Restructuring. The Arkla-Minnegasco system has operated historically as part of an integrated system with one central management, both as a division of REI and prior to that as part of a stand-alone, publicly-traded company. While the Arkla-Minnegasco system conducts its gas distribution operations through two unincorporated divisions, significant management and administrative functions are performed by a central management located in Houston.

          Further, the Arkla-Minnegasco system also procures natural gas from a common source of supply and therefore is deemed under Section 2(a)(29)(B) to operate in a single area or region.74 The Commission has stated that its consideration of "common source of supply" within the meaning of Section 2(a)(29)(B) is based on its understanding of the contemporary gas industry.75 The Commission has stated that with respect to the concept of a common source of supply, the relevant inquiry today is whether the system utilities purchase substantial quantities of gas produced in the same supply basins and whether there is sufficient transportation capacity available in the marketplace to assure delivery on an economic and reliable basis.76

          Arkla and Minnegasco have overlapping sources of gas supply. Currently, a subsidiary of Reliant Resources sells gas to Minnegasco (18% of supply) and Arkla (56% of supply). A majority of this gas is purchased from the Mid-continent region. Arkla receives approximately 76% of its supply from the Mid-continent region, Minnegasco receives

----------

     (74) The Commission has often previously found that systems separated by intervening service territories are in the same region if they procure gas from a common source of supply. See, e.g., NiSource, HCAR No. 27263, 2000 WL 1629977 at *17 (approving merger of two gas systems that were not contiguous); NIPSCO Indus., Holding Co. Act Release 26975, 1999 WL 61423 at *7 (Feb. 10, 1999) (citing cases).


     (75) 2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *18.


     (76) 2000 NCE Order, HCAR No. 27212, 2000 WL 1160583 at *18 (citing NIPSCO
Indus., HCAR No. 26975, 1999 WL 61423). Compare NiSource, HCAR No. 27263, 2000 WL 1629977 at *17.

approximately 64%.(77) In addition, because of the centralized way in which GasCo conducts its bidding process for gas supplies, the local distribution companies could receive supplies from other common suppliers at any time. The Commission has stated that the risk sought to be addressed by the "single area" or region requirement is the potential for "scatteration" -- the ownership of widely dispersed utility properties that do not lend themselves to efficient operation and effective state regulation.(78) In the present case, there is no such risk as the Arkla-Minnegasco system as part of GasCo will be managed, operated and regulated in the same manner both before and after the Restructuring. For these reasons, the Arkla-Minnegasco system satisfies the "single area or region" requirement.

     Finally, a finding that the Arkla-Minnegasco system constitutes an integrated gas utility system will not impair localized management, efficient operation, or effective regulation of GasCo. The local operations of the Arkla-Minnegasco system will continue to be handled in the same manner as they are currently, allowing managers to remain close to the gas operation and preserving the advantages of local management while reaping the benefits of scale in certain centralized functions such as gas procurement and operations support. Further, the same state regulatory bodies will continue to exercise regulatory authority over the Arkla-Minnegasco gas utility operations. For these reasons, the Commission should conclude that the Arkla-Minnegasco system satisfies the integration requirements of Section 2(a)(29)(B) of the Act.

     (ii) New REI will comprise a primary system (the T&D Utility) and retainable additional systems (Texas Genco, Entex and Arkla-Minnegaso)

     It is most important to understand, first, that the Restructuring will not involve the acquisition of new utility assets or operations and, second, that the Commission implicitly passed on the appropriateness of this particular combination of gas and electric utility operation in 1997, when it granted REI an exemption under Section 3(a)(2) of the Act in connection with its acquisition of NorAm.(79) Among other things, the entire 5,000+ square mile service territory of

----------

     (77) These percentages are consistent with those approved in other matters in which the Commission found an integrated gas utility system. See, e.g., NIPSCO, supra (noting that each part of system "has contracted for a significant percentage (36% and 27%, respectively) of its total 'firm' transportation" on a common pipeline system); see also MCN Corp., Holding Co. Act Release No. 26576, 1996 WL 529043 (Sept. 17, 1996) (finding common source of supply where the two existing Michigan utilities received 46% and 55%, respectively, of their gas supply from two common basins).

     (78) NiSource, HCAR No. 27263, 2000 WL 1629977 at *17. In this regard, the Commission has noted that the Act is particularly directed against the growth and extension of holding companies that bear no relation to the economy of management and operation or the integration and coordination of related operating properties and the lack of effective public regulation. Id. at n.33.

     (79) See Houston Indus., supra (finding that there was no detriment under the "unless and except" clause).

the T&D Utility overlaps the gas service territory of Entex and, from a management perspective, the electric utility operations and Entex's Houston operations are operated under a combined management. In terms of customers, approximately 925,000 of Entex's gas customers are also electric customers of HL&P. There is also a close relationship between the gas utility operations of Entex on the one hand, and the Arkla-Minnegasco system on the other. The two systems both operate in Texas and Louisiana, and are contiguous in East Texas. As a practical matter, the gas and electric systems have been operated under common control since 1997 and share, among other things, corporate services. The continued combination of these operations will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that
Section 11(b)(1) of the Act was intended to address. Further, Applicants believe that the proposed Restructuring will facilitate the ability of state ratemaking authorities to carry out their statutory duties.

     As a technical matter, the T&D Utility will comprise the primary system for purposes of analysis under Section 10(c)(1) by reference to Section 11(b)(1) and each of the Texas Genco, Entex and Arkla-Minnegasco systems (together, the "Additional Systems") will be a retainable additional system under the
(A)-(B)-(C) clauses of Section 11(b)(1).

     Clause (A) requires that the additional system cannot be operated as an independent system without loss of substantial economies. The Commission has "recognized that significant economies and competitive advantages inhere in the ownership of both gas and electric operations."(80) Clause A requires a showing by Applicants that there would be a "substantial loss of economies" if the Additional Systems were divested. In the 1997 NCE Order, the Commission found that increased expenses of separate operation could be compounded by a loss of the competitive advantage to the registered holding company, that ownership of combined gas and electric properties could provide. The Commission has also recognized in matters involving the combination of gas and electric properties under a registered holding company that certain factors operate to compound the loss of economies represented by increased costs. In particular, the Commission has recognized that the gas and electric industries are converging and that, in these circumstances, separation of gas and electric businesses may cause the separated entities to be weaker competitors than they would be together. The gas and electric industries are converging nationwide and companies in the retail energy delivery business must be able to offer customers a range of options to meet their energy needs. Similarly, there are significant economies associated with the continued ownership and operation of Texas generation.

     These benefits, which are discussed infra in connection with the standards of Section 10(c)(2) of the Act, include the continued implementation of various administrative measures designed to ensure the economical and efficient operation of New REI's utility operations. Following REI's acquisition of NorAm (GasCo), REI initiated efforts to centralize

----------

     (80) CP&L Energy, HCAR No. 27284, 2000 WL 1741681 at *18; NiSource, HCAR No. 27263, 2000 WL 1629977 at *19; Exelon, HCAR No. 27256, 2000 WL 1671969 at
*15 (citing WPL Holdings, Holding Co. Act Release No. 26856, 1998 WL 172800 (Apr. 14, 1998)); New Century Energies, Inc., HCAR No. 26748, 1997 WL 429612;
TUC Holding Co., Holding Co. Act Release No. 26749, 1997 WL 429581 (Aug. 1,
1997).

many of the activities and administrative functions of the gas and electric utility operations. Accounting, treasury and human resources functions have been centralized for Arkla, Entex and HL&P and preparations are underway for the inclusion of Minnegasco in that centralization. REI is also in the process of centralizing information systems, with that process to be completed in mid-2002. Other functions, such as mapping and trenching for the gas and electric utilities, are being combined.

                  Clause (B) requires that all additional systems be located in the same state as, or in "adjoining states" to, the primary system. The Commission has interpreted this language, consistent with its interpretation of an integrated system under Section 2(a)(29), to reflect a policy against "scatteration" - that is, the ownership of widely dispersed utility properties that do not lend themselves to efficient operation and effective state regulation. Thus, in Engineers, although there was arguably technical compliance with the statute, the Commission rejected an interpretation that would have permitted retention of a distant, additional system.(81)

                  The present case does not raise any concern of scatteration as the Additional Systems are either located in or are contiguous to Texas. In construing Clause (B), the Commission has regularly found separate systems to satisfy Clause (B) where the service territories of the two systems at some point overlap, are adjacent, or are in close proximity to one another.(82) The combination of systems in this matter will closely resemble the model approved in NiSource, that is, multi-state gas operations, electric operations confined to a single state and both gas and electric utility operations in that single state. The NiSource electrical system is located only in Indiana while the NiSource gas system is located in Indiana, Ohio, Kentucky, Pennsylvania, Maryland, Virginia, Massachusetts, New Hampshire and Maine. Similarly, in this matter, the electric utility operations of New REI will be located only in Texas, while the gas utility operations will continue to be located in Texas, Louisiana, Mississippi, Oklahoma, Arkansas and Minnesota.(83)

                  Clause (C) requires that the combined systems be "not so large (considering the state of the art and the area or region affected) as to impair the advantages of localized management, efficient operation, or the effectiveness of regulation." Again, it is important to consider that the Restructuring will not involve the acquisition of any new utility assets, and the existing systems are currently operating efficiently on a combined basis. With respect to localized management, the management of the Utility Subsidiaries is and will remain geographically close to the operations, thereby preserving the advantages of localized



----------

     (81) Engineers Public Serv. Co., Holding Co. Act Release No. 2897, 1941 WL 1520 (July 23, 1941).

     (82) See, e.g., NiSource, HCAR No. 27263, 2000 WL 1629977 at n.36 (finding Clause (B) satisfied where portions of two integrated systems generally overlapped in a single state).

     (83) The only technical distinction is that, in NiSource, the gas operations were deemed to constitute the primary system, with the electrical system as a permissible additional system. In this matter, the primary system will be the T&D Utility, with the electric generation and the gas distribution systems each comprising a permissible additional system.

management. From the standpoint of regulatory effectiveness, the same state regulatory bodies will continue to exercise regulatory authority over New REI and the Utility Subsidiaries following the Restructuring as do currently. Far from impairing the advantages of efficient operation, the continued combination of the gas and electric operations under New REI will facilitate and enhance the efficiency of the System's operations. (84) Thus, the requirements of Clause (C) are satisfied.

     (iii) Retention of nonutility businesses

     Section 11(b)(1) permits a registered holding company to retain "such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of [an] integrated public-utility system."(85) Under the cases interpreting Section 11, an interest is retainable if (i) there is an operating or functional relationship between the operations of the utility system and the non-utility business sought to be retained, and retention is in the public interest; or (ii) if the business evolved out of the system's utility business, the investment is not significant in relation to the system's total financial resources, and the investment has the potential to produce benefits for investors and/or consumers.(86) In addition, the Commission has stated that "retainable non-utility interests should occupy a clearly subordinate position to the integrated system constituting the primary business of the registered holding company."(87) As set forth in Exhibit G-3.1 and G-3.2, and except for those businesses for which Applicants request a reservation of jurisdiction, New REI's nonutility interests, both before and after the Reliant Resources Distribution, will meet the Commission's standards for retention. Applicants seek authority for New REI to retain these nonutility interests. Attached as Exhibit G-3 is a list of New REI's nonutility interests and the basis for retention of each.

     (iv) The Restructuring will not result in an unduly complicated corporate structure

     Section 11(b)(2) of the Act requires the Commission to ensure that "the corporate structure or continued existence of any company in the holding company system does not unduly or unnecessarily complicate the structure, or unfairly or inequitably distribute voting power among security holders, of such holding company system." Section 11(b)(2) also directs the Commission to require each registered system company "to take such action as the Commission shall find necessary in order that such holding company shall cease to be a holding company


----------

     (84) Compare discussion of Clause (C) in CP&L Energy, HCAR No. 27284, 2000 WL 1741681 at *17.


     (85) Act Section 11(b)(1).


     (86) CSW Credit, Inc., Holding Co. Act Release No. 25995, 1994 WL 65941 (Mar. 2, 1994); Jersey Central Power & Light Co., Holding Co. Act Release No. 24348, 1987 WL 111988 (Mar. 18, 1987).

     (87) United Light & Railways Co., Holding Co. Act Release No. 12317, 1954 WL 1381 at *7 (Jan. 22, 1954).

with respect to each of its subsidiary companies which itself has a subsidiary company which is a holding company," in other words, to eliminate "great-grandfather" holding companies.

     The interposition of Utility Holding LLC does not create a problem under
Section 11(b)(2) with respect to GasCo and the T&D Utility. The technical issue arises solely with respect to the interposition of Utility Holding LLC, Texas Genco Holdings, Inc. and GP LLC between New REI and Texas Genco LP. In this limited regard, New REI will be a holding company with respect to subsidiaries that have holding company subsidiaries.

     As discussed previously, Applicants are forming Utility Holding LLC, Texas Genco Holdings, Inc. and the GP LLC (and LP LLC ) for tax efficiency purposes as explained in Exhibit G-5. The Intermediate Holding Companies will not serve as a means by which New REI seeks to diffuse control of the Utility Subsidiaries. Rather, these companies will be created as special-purpose entities for the sole purpose of helping the parties to capture economic efficiencies that might otherwise be lost in the proposed Restructuring.(88) Further, there is no potential for detriment to consumers, in that the only operating company in the chain, Texas Genco LP, will have no retail customers.

     Applicants do not believe in any event that the proposed corporate structure of the New REI system implicates the abuses that section 11(b)(2) of the Act was intended to prevent. These abuses, facilitated by the pyramiding of holding company groups, involved the diffusion of control and the creation of different classes of debt or stock with unequal voting rights. Those abuses are not at issue in this matter. Accordingly, Applicants believe that it is appropriate to "look through" the Intermediate Holding Companies (or to treat them as a single company) for purposes of the analysis under section 11(b)(2) of the Act, consistent with Commission precedent. See, e.g., Exelon Corporation, Holding Co. Act Release No. 27256 (Oct. 19, 2000).

     2.   Section 10(c)(2)

     The Commission's findings under Section 10(c)(2) are part of a comprehensive pre-acquisition review under the Act. Section 10(c)(2) is intended to ensure that an acquisition results in an integrated public-utility system, and that economies and efficiencies will be produced as a result of the transaction.(89) The Restructuring will create a new holding company above integrated gas and electric systems, consistent with Commission precedent. It will also involve the corporate separation of REI's electric utility operations in compliance with Texas law and further, will result in the use of separate corporate subsidiaries for the gas utility operations that are currently conducted through divisions of GasCo. The question for the Commission is whether the Restructuring further tends towards the economical and efficient development of the integrated utility systems.

----------

     (88) The corporate structure of New REI as it will exist after completion of the Restructuring is included as Exhibit F-3 hereto. A discussion of such economic efficiencies is included as Exhibit G-5 hereto.


     (89) Wisconsin's Envtl. Decade, Inc. v. SEC, 882 F.2d 523, 528 (D.C. Cir.
1989), quoting Union Elec. Co., 45 S.E.C. 489, 494 (April 10, 1974).

     The "standard of section 10(c)(2) is elastic and . . . must be applied against the background of the circumstances of each particular case."(90) The Commission has previously determined that structural changes, such as the Restructuring at issue here, can provide advantages that will tend to produce economies and efficiencies in utility operations and benefit both utility ratepayers and investors.(91) Although some of the anticipated economies and efficiencies will be fully realizable only in the longer term, they are properly considered in determining whether the standards of Section 10(c)(2) have been met.(92) While some potential benefits -- such as the reduction in business risk -- cannot be precisely estimated, they should be considered by the Commission.(93)

     For the reasons that follow, the proposed Restructuring offers advantages that will tend to produce economies and efficiencies in the operation of New REI and its utility affiliates.(94)

     Concerning the formation of New REI, the Court of Appeals has noted that "the planned use of the holding company as a mechanism to maintain appropriate capital levels is plainly related to the operation of the utility."(95) The holding company structure offers a flexible means to adjust the Utility Subsidiaries' capital ratios from time to time through dividends to, or equity investments from, the holding company. This mechanism allows capital ratios to be maintained at levels determined to be appropriate by state regulatory authorities.

     The Electric Restructuring, in particular, is necessary to comply with the requirements of the Texas Act which reflects a legislative finding that "it is in the public interest to implement on January 1, 2002, a competitive retail electric market that allows each retail customer to choose the customer's provider of electricity and that encourages full and fair competition among all providers of electricity."(96)

----------

     (90) Central U.S. Utilities, 8 S.E.C. 691, 701 (March 1, 1941). See also American Elec. Power Co., Inc., HCAR No. 20633, 46 S.E.C. 1299.

     (91) See, e.g., National Grid, HCAR No. 27154, 2000 WL 279236.

     (92) See American Elec. Power Co., HCAR No. 20633, 46 S.E.C. 1299.

     (93) See Centerior Energy Corp., Holding Co. Act Release No. 24073, 1986 WL 626506 at *7 (Apr. 29, 1986) ("[S]pecific dollar forecasts of future savings are not necessarily required; a demonstrated potential for economies will suffice even when these are not precisely quantifiable.").

     (94) As explained in the discussion under Section 10(b)(3), the distribution to shareholders of New REI's approximately 83% ownership interest in Reliant Resources will improve the business risk profile of the remaining regulated businesses.

     (95) Wisconsin's Envtl. Decade, Inc., 882 F.2d at 527.

     (96) Section 39.001 of the Texas Act.

     The Restructuring will also facilitate the continued implementation of various administrative measures designed to ensure economical and efficient operation of New REI's utility operations. Following REI's acquisition of NorAm (GasCo), REI initiated efforts to centralize many of the activities and administrative functions of the gas and electric utility operations. Accounting, treasury and human resources functions have been centralized for Arkla, Entex and HL&P and preparations are underway for the inclusion of Minnegasco in that centralization. REI is also in the process of centralizing information systems, with that process to be completed in mid-2002. Other functions, such as mapping and trenching for the gas and electric utilities, are being combined.

     And, finally, the GasCo Separation will provide greater transparency concerning the gas utility operations and thus will facilitate the work of state regulators.

C.   SECTION 10(f)

          Section 10(f) of the Act provides that:

          The Commission shall not approve any acquisition as to which an application is made under this section unless it appears to the satisfaction of the Commission that such State laws as may apply in respect of such acquisition have been complied with, except where the Commission finds that compliance with such State laws would be detrimental to the carrying out of the provisions of section 11.(97)

As described in Item 4 of this Application, REI has obtained, or is in the process of obtaining, orders from the affected state commissions. The Applicants ask the Commission to reserve jurisdiction over the GasCo Separation pending completion of record.

D.   SECTION 3(a)(1)

          Section 3(a)(1) of the Act provides that the Commission:

          shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this title, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.(98)

----------

     (97) Act Section 10(f).

     (98) Act Section 3(a)(1).

Upon completion of the Electric Restructuring, Texas Genco Holdings, Inc. and GP LLC will be Texas holding companies for New REI's generation operations which will be conducted exclusively in Texas. Accordingly, Applicants request that the Commission grant Texas Genco Holdings, Inc. and GP LLC each an exemption under
Section 3(a)(1) of the Act.

E.   AFFILIATE TRANSACTIONS

     Because it is contemplated that New REI will qualify for exemption upon completion of the GasCo Separation and, further, that the approvals necessary for that separation will be obtained within a year of the Initial Order, the Applicants do not intend to form a service company. Instead, New REI will provide a variety of services to the New REI system companies, in areas such as accounting, rates and regulation, internal auditing, strategic planning, external relations, legal services, risk management, marketing, financial services and information systems and technology. Charges for all services will be on an at-cost basis, as determined under Rules 90 and 91 of the Act.(99) It is estimated that such charges will total approximately $300 million through June 30, 2003.

F.   FINANCING REQUEST

     1.   Introduction

     New REI, on behalf of itself and the Subsidiaries, requests authorization to engage in the transactions set forth herein through June 30, 2003 (the "Authorization Period").(100) The authorizations requested herein relate to:

     (i) with respect to New REI: (a) securities issuances, (b) guarantees of obligations of affiliated or unaffiliated persons, including guarantees or

----------

     (99) Section 13(a) of the Act authorizes the Commission to exempt "such transactions, involving special or unusual circumstances or not in the ordinary course of business" from the general prohibition on a registered holding company providing goods and services to subsidiary public-utility companies. Cf. Emera Inc., Holding Co. Act Release No. 27445, 2001 WL 1159971 (Oct. 1, 2001)
(authorizing registered holding company to provide services for a limited period of time). If New REI is unable to complete the GasCo Separation and qualify for exemption within the Authorization Period, New REI will take such action as may be necessary to ensure compliance with Commission precedent.

     (100) For purposes of this Section F, the term "Subsidiary" shall mean each directly and indirectly owned subsidiary of New REI as well as other direct or indirect subsidiaries that New REI may form after the Electric Restructuring with the approval of the Commission or in reliance on rules or statutory exemptions, other than Utility Holding, LLC, GP LLC and LP LLC. The term "Intermediate Holding Company" shall mean Utility Holding, LLC, Texas Genco Holdings, Inc. and GP LLC. The term "Utility Subsidiaries," as previously defined, shall mean Texas Genco LP, the T&D Utility and GasCo. The term "Nonutility Subsidiary" shall mean any subsidiary company other than an Intermediate Holding Company or a Utility Subsidiary.

                support of others for indebtedness, and (c) hedging transactions, all as described below;

          (ii) with respect to the Subsidiaries, issuances of securities, guarantees and the entering into of hedging transactions to the extent not exempt pursuant to Rule 52;

          (iii) the establishment of a New REI Group Money Pool (the "Money Pool");

          (iv) the continuation of certain existing financing arrangements, guarantees and hedging arrangements, including extending the terms of existing obligations, and the assumption by New REI of other existing financing arrangements, guarantees and hedging arrangements;

          (v)   the payment of dividends out of capital or unearned surplus;

          (vi) the formation of financing entities (including special purpose subsidiaries, or affiliates) and the issuance by such entities of securities, including intra-system guarantees of such securities and the retention of existing financing entities; and

          (vii) the ability of the nonutility Subsidiaries to reorganize from time to time for tax and other purposes.

     2.   Parameters for Financing Authorization

     The requested financing authority is subject to the following general terms and conditions:

          (a)  Effective Cost of Money

     The effective cost of money on debt financings will not exceed the greater of 500 basis points over the comparable term London Interbank Offered Rate ("LIBOR") or market rates available at the time of issuance to similarly-situated companies with comparable credit ratings for debt with similar maturities and terms.

     The dividend rate on any series of preferred securities will not exceed the greater of 500 basis points over LIBOR or a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies.

          (b)  Maturity

          The maturity of long-term debt will not exceed 50 years.

          (c)  Issuance Expenses

     The underwriting fees, commissions or other similar remuneration paid in connection with the non-competitive issue, sale or distribution of a security pursuant to this Application (not including any original issue discount) will not exceed 5% of the principal or total amount of the securities being issued.

          (d)  Investment Grade Credit Rating

     All ratable long-term debt and preferred stock and securities that are issued to third parties will, when issued, be rated investment grade by an NRSRO.(101)

          (e)  Minimum Capitalization Ratios

     Each of the Utility Subsidiaries will maintain common stock equity as a percentage of capitalization of at least 30%.(102)


----------

     (101) New REI requests the Commission reserve jurisdiction over its issuance of any security that is rated below investment grade.

     (102) As noted previously, immediately upon completion of the Electric Restructuring, New REI on a consolidated basis will have greater than 30% common equity capitalization. Although the Distribution of Reliant Resources stock will significantly reduce the New REI's system's common equity, Applicants believe the Distribution is both necessary and appropriate under the standards of the Act because it will have the effect of reducing the business risk profile of the regulated business. Further, New REI's capital structure will be improved significantly with the sale of Texas Genco and securitization of any stranded investment that is anticipated to occur in 2004. Net of securitization debt, New REI's projected equity capitalization will be approximately 35% in 2005, and the growth of equity as a percentage of capitalization is anticipated to continue in subsequent years.

Actual results may be affected by a number of factors, including state or federal legislative and regulatory developments, including deregulation, re-regulation and restructuring of the electric utility industry and changes in or application of environmental and other laws and regulations to which Applicants are subject; industrial, commercial and residential growth in the service territories; weather variations and other natural phenomena; and political, legal and economic conditions and developments.

The Private Securities Litigation Reform Act of 1995 created a statutory safe harbor for certain forward-looking statements. Pub. L. No. 104-67, 109 Stat.
737. See Section 27A of the Securities Act of 1933. The legislation codified and expanded the Commission's long-standing administrative practice. See, e.g., SAR No. 6084 (June 25, 1979) (adopting Rule 175 under the Securities Act to provide a safe harbor for certain forward-looking statements made with a "reasonable basis" and in "good faith"). The comprehensive nature of the Texas law and the conservative nature of the assumptions underlying the projections establish that these are not the type of "smoke and mirrors" pro forma statements criticized recently by Commissioner Hunt. See Accountants as Gatekeepers - Adding Security and Value to the Financial Reporting System, Address at the Federation of Schools of Accountancy, Arlington, Virginia (Oct. 26, 2001).

     3.   Use of Proceeds

     The proceeds from the sale of securities in external financing transactions will be used for general corporate purposes, including: the financing, in part, of the capital expenditures of the New REI system; refinancing existing obligations; the financing of working capital requirements of the New REI system; the acquisition, retirement or redemption of securities previously assumed or issued by New REI or its Subsidiaries without the need for prior Commission approval; and other lawful purposes.

     4.   Proposed Financing Program

     The aggregate amount of financing pursuant to the authority requested by New REI, exclusive of guarantees and obligations assumed by New REI at the time of the Electric Restructuring, shall not exceed $6 billion at any one time outstanding during the Authorization Period. The types of securities that New REI may issue are described more fully herein, subject to the following limits:

    Common stock                       $2 billion
    Preferred securities               $1 billion
    Debt securities
             Long-term debt            $5 billion
             Short-term debt           $6 billion

     The aggregate amount of external financing pursuant to the authority requested by the Subsidiaries, exclusive of guarantees and exempt financings, shall not exceed $4 billion at any one time outstanding during the Authorization Period. The types of securities that the Subsidiaries may issue are described more fully herein, subject to the following limits:

    Common stock                       $1 billion
    Preferred securities               $1 billion
    Debt securities
             Long-term debt            $4 billion
             Short-term debt           $3 billion


     The aggregate amount of nonexempt guarantees shall not exceed $2 billion for the New REI system at any one time outstanding during the Authorization Period.(103)

----------

Accordingly, Applicants ask the Commission to consider the investment grade ratings, among other factors, as evidence of financial stability during the one-year Authorization Period requested in this filing.

     (103) This limit applies to guarantees of financial obligations but not to performance guarantees entered into in the normal course of a system company's duly-authorized business, which will be subject to a separate $2 billion limit.

     Applicants are asking the Commission to reserve jurisdiction over the request for financing authority, exclusive of guarantees, in excess of $7.75 billion at any one time outstanding during the Authorization Period.(104)

     5. Description of Specific Types of Financing

                    (A) New REI External Financing

     As indicated on Exhibit G-7 hereto, upon completion of the Electric Restructuring, New REI will have outstanding long-term debt, obligations relating to tax-exempt debt issued by governmental authorities (such as pollution control bonds) and obligations relating to trust preferred securities issued by a subsidiary. In addition, New REI will have executed bank facilities that may be utilized in the form of direct borrowings, commercial paper support or letters of credit.


----------

     (104) The $7.75 billion currently required is based on the projected need of New REI and its Subsidiaries (other than Reliant Resources and its subsidiary companies) to refinance approximately $6.75 billion in outstanding debt over the next year. The Applicants are requesting an additional $1 billion for other financing transactions which may be necessary through this period.

By way of background, without taking into account the debt of Reliant Resources and its subsidiary companies, New REI and the Subsidiaries will have approximately $12.18 billion in outstanding debt and unused capacity under credit facilities existing at the time of the Electric Restructuring. Of this amount, it is contemplated that New REI and its Subsidiaries will or may refinance approximately $6.75 billion during the Authorization Period.

     (a) New REI seeks the ability to refinance certain bank facilities totaling $5.2 billion. The current $5.2 billion of facilities is composed of (1) $4.7 billion of facilities scheduled to expire July 12, 2002 (that Applicants are now seeking to extend); (2) a $350 million bank facility at GasCo that terminates in early 2003; and (3) a $150 million receivables facility at GasCo that will need to be renewed later this year.

     (b) In addition to the bank facilities, there is approximately $1 billion in other debt that New REI and its Subsidiaries may seek to refund or remarket during the Authorization Period.

     (c) Finally, New REI and the Utility Subsidiaries may be obligated to provide collateral (up to $550 million) in the form of new securities having liens (First Mortgage Bonds, for example) to certain current debt holders under the terms of existing financing agreements, should Applicants elect to issue secured debt at the T&D Utility.

As noted above, it is contemplated that Applicants may engage in other financing transactions up to an aggregate amount of $1 billion at any one time outstanding during the Authorization Period.

     New REI requests authorization to assume the debt and obligations described in the previous paragraph and to replace the bank facilities of REI subsidiary companies with bank facilities of New REI at the time of the Electric Restructuring. In addition, New REI requests authority to assume obligations under certain hedging transactions to manage its risk and for other lawful purposes.

     New REI also requests authority to issue and sell securities including common stock, preferred securities (either directly or through a subsidiary), long-term and short-term debt securities and convertible securities and derivative instruments with respect to any of the foregoing. New REI also requests authorization to enter into obligations with respect to tax-exempt debt issued on behalf of New REI by governmental authorities. Such obligations may relate to the refunding of outstanding tax-exempt debt or to the remarketing of tax-exempt debt. New REI seeks authorization to enter into lease arrangements, and certain hedging transactions in connection with the foregoing issuances of taxable or tax-exempt securities.

                    (i)  New REI External Financing: Common Stock

     New REI is authorized under its restated articles of incorporation to issue 1 billion shares of common stock, par value $.01 per share, and related preferred stock purchase rights. Common stock issued by New REI after completion of the Electric Restructuring will be valued, for purposes of determining compliance with the aggregate financing limitation set out herein, at its market value as of the date of issuance (or, if appropriate, at the date of a binding contract providing for the issuance thereof).

     New REI proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or negotiated block purchases, up to 7.5 million shares of New REI common stock for allocation under certain incentive compensation plans and certain other employee benefit plans.(105) Such acquisitions would comply with applicable law and Commission interpretations then in effect.

     New REI proposes, from time to time during the Authorization Period, to issue and/or acquire in open market transactions or by negotiated block purchases, up to 4 million shares of New REI common stock under the New REI Investors' Choice Program, a plan that

----------

     (105) New REI will assume the obligations of REI under existing plans. REI maintains the Reliant Energy, Incorporated Savings Plan, a tax-qualified defined contribution plan, which includes an employee stock ownership plan intended to qualify under Sections 401(a), 401(k), 501(a) and 4975(e)(7) of the Internal Revenue Code of 1986, as amended. Participants under the Savings Plan may elect to invest any portion of their contributions to the Plan in the common stock of the Company. REI maintains various long-term incentive plans to attract, retain and provide incentives to certain employees selected for participation by the Compensation Committee of the Board of Directors. Generally, employee awards may be in the form of options to purchase company common stock, stock appreciation rights, restricted or unrestricted grants of common stock or units denominated in common stock or any other property or grants denominated in cash. The vesting of such grants may be made subject to the attainment of one or more performance goals.

allows shareholders to acquire additional shares in lieu of cash dividends and to make additional cash investments in company stock (or similar or successor program), attached as Exhibit G-9 to this Application.

     New REI has established a Stockholder Rights Plan under which each share of its common stock will include one right to purchase from New REI a fraction of a share of New REI preferred stock. The rights will be issued pursuant to a rights agreement between New REI and a nationally-recognized bank that will serve as the rights agent. As currently contemplated, the rights will become exercisable shortly after (i) any public announcement that a person or group of associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of New REI common stock; or (ii) the start of a tender or exchange offer that would result in a person or group of associated persons becoming a 15% owner. New REI expects that the Stockholder Rights Plan will also provide for the rights to be exercisable for shares of (i) New REI common stock in the event of certain tender or exchange offers not approved by the New REI board; and (ii) the common stock of an acquiring company in the event of certain mergers, business combinations, or substantial sales or transfers of assets or earning power. The rights will attach to all certificates representing the outstanding shares of common stock and will be transferable only with such certificates. The Stockholder Rights Plan will provide for the rights to be redeemable at New REI's option prior to their becoming exercisable and for the rights to expire at a date certain. The terms of the New REI Stockholders Rights Plan will be described in greater detail in the New REI Form S-4.

                    (ii) New REI External Financing: Preferred Securities

     New REI seeks to have the flexibility to issue its authorized preferred stock or other types of preferred securities (including trust preferred securities) directly or indirectly through one or more subsidiaries, including special-purpose financing subsidiaries organized for such purpose. The proceeds of preferred securities would provide an important source of future financing for the operations of and investments in businesses in which New REI or its Subsidiaries are authorized to invest.(106) Preferred stock or other types of preferred securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by New REI's board of directors, or a pricing committee or other committee of the board performing similar functions. Preferred securities may be redeemable or may be perpetual in duration. Dividends or distributions on preferred securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow New REI to defer dividend payments for specified periods. Preferred securities may be convertible or exchangeable into


----------

     (106) Recently, the Commission approved a similar financing application filed by Southern Company in which Southern Company requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See Southern Co., Holding Co. Act Release No. 27134, 2000 WL 143332 (Feb. 9, 2000).

shares of New REI common stock, other forms of equity or indebtedness, or into other securities.(107)

     Preferred securities may be sold directly through underwriters or dealers in any manner and for purposes similar to those described for common stock above.

                    (iii) New REI External Financing: Long-Term Debt

     Long-term debt securities could include notes or debentures under one or more indentures (each, the "New REI Indenture") or long-term indebtedness under agreements with banks or other institutional lenders directly or indirectly. Long term securities could also include obligations relating to the refunding or remarketing of tax-exempt debt issued on behalf of New REI by governmental authorities. Long-term debt will be unsecured. Long-term debt may be convertible or exchangeable into shares of New REI common stock, other forms of equity or indebtedness, or into other securities.(108) Specific terms of any borrowings will be determined by New REI at the time of issuance and will comply in all regards with the parameters on financing authorization set forth above.

                    (iv) New REI External Financing: Short-Term Debt

     New REI seeks authority to arrange short term financing, including institutional borrowings, commercial paper and privately-placed notes.

     New REI may sell commercial paper or privately placed notes ("commercial paper") from time to time, in established domestic or European commercial paper markets. Such commercial paper may be sold at a discount or bear interest at a rate per annum prevailing at the date of issuance for commercial paper of a similarly situated company.

     New REI may, without counting against the limit on parent financing set forth above, maintain back up lines of credit in connection with one or more commercial paper programs in an aggregate amount not to exceed the amount of authorized commercial paper.

     Credit lines may also be set up for use by New REI for general corporate purposes. Such credit lines may support commercial paper, may be utilized to obtain letters of credit or may be borrowed against, from time to time, as it is deemed appropriate or necessary.

                    (v)  New REI External Financing: Risk Management Devices

----------


     (107) New REI would seek such further approval as may be required in connection with any exercise of the conversion feature.

     (108) New REI would seek such further approval as may be required in connection with any exercise of the conversion feature.

     New REI requests authority to assume and to enter into hedging arrangements intended to reduce or manage the volatility of financial or other business risks to which New REI is subject, including, but not limited to, interest rate swaps, caps, floors, collars and forward agreements or any other similar agreements ("Hedging Instruments"). The transactions would be for fixed periods and stated notional amounts. Each Hedging Instrument will be treated for accounting purposes under GAAP. New REI may employ interest rate hedges and other derivatives as a means of prudently managing the risk associated with any of its outstanding debt issued pursuant to this authorization or an applicable exemption by, in effect, synthetically (i) converting variable rate debt to fixed-rate debt; (ii) converting fixed-rate debt to variable rate debt; (iii) limiting the economic or accounting impact of changes in interest rates resulting from variable rate debt; and (iv) managing other risks that may attend outstanding securities. Transactions will be entered into for fixed or determinable periods. Thus, New REI will not engage in speculative transactions. New REI will only enter into agreements with counterparties having a senior debt rating at the time the transaction is executed of at least BBB or its equivalent as published by a NRSRO ("Approved Counterparties"). In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure.

     In addition, New REI requests authorization to assume and to enter into hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Anticipatory Hedges will only be entered into with Approved Counterparties, and will be used to fix and/or limit the risk associated with any issuance of securities through appropriate means, including (i) forwards and futures (a "Forward Sale"); (ii) the purchase of put options (a "Put Options Purchase");
(iii) a purchase of put options in combination with the sale of call options (a "Collar"); (iv) some combination of a Forward Sale, Put Options Purchase, Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges; or
(v) other financial derivatives or other products including Treasury rate locks, swaps, forward starting swaps, and options on the foregoing. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), "off-exchange" through the execution of agreements with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. New REI or a Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. Each Anticipatory Hedge will be treated for accounting purposes under GAAP. New REI or a Subsidiary may decide to lock in interest rates and/or limit its exposure to interest rate increases.

     Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with Hedging Instruments will not exceed those generally obtainable in competitive markets for similarly-situated parties of comparable credit quality. Hedge Instruments and Anticipatory Hedges will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") guidelines in effect and as determined at the time those Hedge Instruments or Anticipatory Hedges are entered into. New REI and its Subsidiaries will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivatives Instruments and Hedging

Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board.

               (B)  Subsidiary External Financings

     As indicated on Exhibit G-8 hereto, the Utility Subsidiaries will have outstanding long-term debt and trust preferred securities upon completion of the Electric Restructuring. In addition, the Utility Subsidiaries will have a receivables facility and bank facilities that may be utilized in the form of direct borrowings, commercial paper support or letters of credit.

     To the extent such transactions are not otherwise exempted, the Subsidiaries request authority to issue and sell securities, including common equity, preferred securities (either directly or through a subsidiary), long-term and short-term debt securities and derivative instruments with respect to any of the foregoing on the same terms and conditions discussed above for New REI, except that Subsidiary debt may be secured or unsecured.(109) The Subsidiaries also request authorization to enter into obligations with respect to tax-exempt debt issued on behalf of a Subsidiary by governmental authorities in connection with the refunding of outstanding tax-exempt debt assumed by New REI at the time of the Electric Restructuring. The Subsidiaries also request authority to enter into hedging transactions to manage their risk in connection with the foregoing issuance of securities subject to the limitations and requirements applicable to New REI, provided, that the Intermediate Holding Companies will not enter into such hedging transactions.

     External borrowings by the Utility Subsidiaries shall not exceed the following amounts at any one time outstanding during the Authorization Period:

  Texas Genco LP                     $500   million
  T&D Utility                        $3.55  billion
  GasCo                              $2.7   billion

               (C)  Guarantees, Intra-system Advances and Intra-System Money
                    Pool

                    (i)  Guarantee and Intra-system Advances

     New REI requests authorization to enter into guarantees, obtain letters of credit, enter into expense agreements or otherwise provide credit support with respect to the obligations of its Subsidiaries in the ordinary course of New REI's business ("New REI Guarantees") in an amount, together with the Subsidiary Guarantees (defined below), not to exceed $2 billion outstanding at any one time (not taking into account obligations exempt pursuant to Rule 45).

----------

     (109) There will be no cross-subsidization or cross-collateralization. The assets of a given Subsidiary will be used only to secure the obligations of that Subsidiary. No financing authority is requested for Reliant Resources or its subsidiary companies, which will rely on the authority provided by Rules 45 and 52 under the Act.

Any such guarantees shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable.

     Certain of the guarantees referred to above may be in support of obligations that are not capable of exact quantification. In such cases, New REI will determine the exposure under such guarantee by appropriate means including estimation of exposure based on loss experience or projected potential payment amounts. As appropriate, such estimates will be made in accordance with generally accepted accounting principles and/or sound financial practices.

                    (ii) Subsidiary Guarantees

     The Utility Subsidiaries request authority to provide to their respective Subsidiaries guarantees and other forms of credit support, subject to the terms and conditions outlined above.(110)

     Each of the Intermediate Holding Companies also seeks authority to issue guarantees and other forms of credit support to direct and indirect subsidiary companies, subject to the terms and conditions outlined above.

                    (iii) Authorization and Operation of the Money Pool

     New REI and certain of its subsidiary companies (together, the "Parties") hereby request authorization to establish and manage a centralized system of intercompany borrowings and investments (the "Money Pool") that will be used as a short-term cash management system by the participating companies, provided that no loans through the Money Pool will be made to, and no borrowings through the Money Pool will be made by, New REI, Houston Industries Funding Company or CenterPoint Energy International, Inc.(111) Reliant Resources and its subsidiary companies will not participate in the Money Pool.


----------

     (110) See, e.g., Exelon Corporation, HCAR No. 27266, 2000 WL 1644531 (authorizing Genco to enter into guaranties and other forms of credit support with respect to the obligations of its subsidiaries). It is contemplated that the Nonutility Subsidiaries will rely on the exemptions provided by Rules 45 and 52.

     (111) The participants in the Money Pool will be New REI, Texas Genco Holdings, Inc., Texas Genco GP, LLC, the Utility Subsidiaries and Houston Industries FinanceCo GP, LLC, Houston Industries FinanceCo LP, by Houston Industries FinanceCo GP, LLC, its General Partner, Reliant Energy FinanceCo II GP, LLC, Reliant Energy FinanceCo II LP, by Reliant Energy FinanceCo GP, LLC, its General Partner, Reliant Energy Properties, Inc., Houston Industries Funding Company, CenterPoint Energy International, Inc., CenterPoint Energy Products, Inc. and CenterPoint Energy Thermal Systems, Inc. Houston Industries Funding Company and CenterPoint Energy International, Inc. are both entities through which New REI has funded or acquired foreign utility companies within the meaning of Section 33 of the Act and so, these companies will be investors in but not borrowers from the Money Pool.

     Under the proposed terms of the Money Pool, each Party will determine each day the amount of funds each desires to contribute to the Money Pool, and will contribute such funds to the Money Pool. The determination of whether a Party has funds to contribute (either from surplus funds or from external borrowings) and the determination whether a Party shall lend such funds to the Money Pool will be made by such Party's treasurer, or by a designee thereof, in such Party's sole discretion. Each Party may withdraw any of its funds at any time upon notice to New REI as administrative agent of the Money Pool.

     Short-term funds would be available from the following sources: (1) surplus funds in the treasuries of the Parties, and (2) proceeds from bank loans, the sale of notes and/or the sale of commercial paper by the Parties (all such borrowings by the Parties herein referred to as "External Borrowings"), in each case to the extent permitted by applicable laws and regulatory orders. See Exhibit G-10 for a copy of the Form of Money Pool Agreement.

     Each borrowing Party will borrow pro rata from each fund source in the same proportion that the amount of funds provided from that fund source bears to the total amount then loaned through the Money Pool. On a day when more than one source of funds is invested in the Money Pool with different rates of interest used to fund loans through the Money Pool, each borrower would borrow pro rata from each such funding source from the Money Pool in the same proportion that the amount of funds provided by that fund source bears to the total amount of funds invested into the Money Pool.

     The determination of whether a Party has funds to lend to the Money Pool will be made by its Treasurer, or by a designee thereof. New REI, as administrator of the Money Pool, will provide each Party with a report for each business day that includes, among other things, cash activity for the day and the balance of loans outstanding. All borrowings from the Money Pool shall be authorized by the borrowing Party's treasurer, or by a designee thereof. No Party shall be required to effect a borrowing through the Money Pool if such Party determines that it can (and is authorized to) effect such borrowing more advantageously directly from banks or through the sale of its own notes or commercial paper.

     Funds which are loaned by Parties and are not utilized to satisfy borrowing needs of other Parties ("Investment Pool") will be invested by New REI on behalf of the lending Parties in one or more short term instruments ("External Investments"). Funds not utilized for the Money Pool loans will ordinarily be invested in one or more short-term investments, including (i) interest-bearing deposits with banks; (ii) obligations issued or guaranteed by the U.S. government and/or its agencies; (iii) commercial paper rated not less than A-1 by Standard & Poor's and P-1 by Moody's Investors Services, Inc.; (iv) money market funds; (v) bank certificates of deposit; (vi) Eurodollar funds; (vii) repurchase agreements collateralized by securities issued or guaranteed by the U.S. government; and (viii) such other investments as are permitted by Section 9(c) of the Act and Rule 40 thereunder.

     The interest rate applicable on any day to then outstanding loans through the Money Pool, whether or not evidenced by a promissory demand note, will be the composite weighted average daily effective cost incurred by New REI for External Borrowings outstanding on that date. The daily effective cost shall be inclusive of interest rate swaps related to such

External Funds. If there are no External Borrowings outstanding on that date, then the rate will be the certificate of deposit yield equivalent of the 30-day Federal Reserve "AA" Non-Financial Commercial Paper Composite Rate (the "Composite"), or if no Composite is established for that day, then the applicable rate will be the Composite for the next preceding day for which a composite is established. If the Composite shall cease to exist, then the rate will be the composite which then most closely resembles the Composite and/or most closely mirrors the pricing New REI would expect if it had External Borrowings.

     Interest income related to External Investments will be calculated daily and allocated back to lending Parties on the basis of their relative contribution to the Investment Pool on that date.

     Each Party receiving a loan from the Money Pool hereunder shall repay the principal amount of such loan, together with all interest accrued thereon, on demand by the administrator and in any event not later than the expiration date of the SEC authorization for the operation of the Money Pool. All loans made through the Money Pool may be prepaid by the borrower without premium or penalty.

     Borrowings by the Utility Subsidiaries from the Money Pool shall not exceed the following amounts at any one time outstanding during the Authorization
Period:

  Texas Genco LP                   $1   billion
  T&D Utility                      $500 million
  GasCo                            $500 million

                    (iv) Other Intra-System Financing

     The Utility Subsidiaries may also finance their capital needs through borrowings from New REI, directly or indirectly through one or more Intermediate Holding Companies.

     Each of the Intermediate Holding Companies requests authority to issue and sell securities to their respective parent companies and to acquire securities from their subsidiary companies.

                    (D) Changes in Capital Stock of Majority Owned Nonutility Subsidiaries

     Request is made for authority to change the terms of any 50% or more owned Nonutility Subsidiary's authorized capital stock capitalization or other equity interests by an amount deemed appropriate by New REI or other intermediate parent company. A Nonutility Subsidiary would be able to change the par value, or change between par value and no-par stock, without additional Commission approval, provided that no such action would be taken without the consent of any minority shareholders. New REI will be subject to all applicable laws regarding the fiduciary duty of fairness of a majority shareholder to minority shareholders in any such 50% or more owned Nonutility Subsidiary and will undertake to ensure that any change implemented under this paragraph comports with such legal requirements.

                    (E)  Payment of Dividends out of Capital or Unearned Surplus

     As a result of the accounting treatment for the Restructuring, New REI and the Subsidiaries are requesting authority to declare and pay dividends out of capital or unearned surplus. As explained below, depending on the market value of Reliant Resources at the time of the Distribution, New REI may initially have zero or negative retained earnings. In such event, New REI requests authority to pay dividends up to $200 million through the Authorization Period. Again, solely as a result of the accounting treatment for the Electric Restructuring, Texas Genco LP, the T&D Utility and GasCo may require authority to pay dividends through the Authorization Period in amounts not to exceed $100 million, $200 million and $100 million, respectively, provided that no Utility Subsidiary would declare or pay a dividend if the effect would be to reduce the common equity component of such company below 30%. The Commission has granted similar authority in recognition of the effect of the purchase method of accounting in connection with mergers and acquisitions. See, e.g., National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) (permitting the payment of dividends by registered holding company and its public-utility subsidiary companies). Although the dividend policy of New REI has not been finally determined, it is contemplated that New REI will seek to maintain a pay-out ratio comparable to that of REI currently.

                    (F)  Financing Subsidiaries

                  New REI proposes to organize and acquire, directly or indirectly, the common stock or other equity interests of one or more subsidiaries (collectively, the "Financing Subsidiary") for the purpose of effecting various financing transactions from time to time through the Authorization Period involving the issuance and sale of up to an aggregate of $1 billion (cash proceeds to New REI or the respective subsidiary company) in any combination of common stock, preferred securities, debt securities, stock purchase contracts and stock purchase units, as well as its common stock issuable pursuant to such stock purchase contracts and stock purchase units, all as defined below and described herein. The proceeds of such transactions will be counted against the financing limits for New REI or the respective subsidiary, as appropriate. Any security issued pursuant to the authority granted in this File will be appropriately disclosed in the system's financial statements. No Financing Subsidiary shall acquire or dispose of, directly or indirectly, any interest in any utility asset, as that term is defined under the Act, without first obtaining such further approval as may be required.

     The business of the Financing Subsidiary will be limited to effecting financing transactions for New REI and its associates. In connection with such financing transactions, New REI or the Subsidiaries may enter into one or more guarantee or other credit support agreements in favor of the Financing Subsidiary.

     Any Financing Subsidiary organized pursuant to this File shall be organized only if, in management's opinion, the creation and utilization of such Financing Subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for New REI or the Subsidiaries.

     The ability to use finance subsidiaries in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a financing subsidiary is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. For example, foreign finance subsidiaries, depending upon the identity of the borrowers, can often earn income that is not subject to current U.S. federal income taxation. However, decreasing tax exposure is usually not the primary goal when establishing a financing subsidiary. Because of the potential significant non-tax benefits of such transactions, discussed below, use of a financing subsidiary can benefit an issuer even without a net improvement in its tax position.

     Financing subsidiaries can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Financing subsidiaries can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus they represent potential new sources of capital.

     One aspect of transactions involving finance subsidiaries is that they can enable a more efficient allocation of risks among investors and the sponsor, resulting in a lower all-in financing rate. In a simple example, finance subsidiaries can be used to securitize specific assets, or pools of assets, at reasonable-to-attractive rates. The financing cost could be lower because the assets may have a unique risk profile that is especially appealing to specific investors, or because the diversification achieved by pooling assets reduces the total level of risk.

     New REI will file, on a quarterly basis corresponding with the periodic reporting requirements of the Securities Exchange Act of 1934, the information required pursuant to Rule 24 with respect to any Financing Subsidiary organized or otherwise acquired pursuant to this File. Such filings, if any, will include a representation that the financial statements of New REI shall account for any Financing Subsidiary in accordance with generally accepted accounting principles and shall further disclose, with respect to any such subsidiary, (i) the name of the subsidiary; (ii) the value of New REI's investment account in such subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by New REI; (v) the type of corporate entity; (vi) the percentage owned by New REI;
(vii) the identification of other owners if not 100% owned by New REI; (viii) the purpose of the investment in the subsidiaries; and (ix) the amounts and types of securities to be issued by the subsidiaries. Regardless if any such duty to file is triggered, New REI will maintain sufficient internal controls to enable it to monitor the creation and use of any such entity.

     Each of New REI and the Subsidiaries also requests authorization to enter into an expense agreement with its respective financing entity, pursuant to which it would agree to pay all expenses of such entity. Any amounts issued by such financing entities to third parties pursuant to this authorization will be included in the additional external financing limitation authorized herein for the immediate parent of such financing entity. However, the underlying intra-system mirror debt and parent guarantee shall not be so included.(112)

     REI currently has two financing subsidiaries ("FinanceCos") with external debt. The FinanceCos are Delaware limited partnerships whose limited partnership interests are wholly-owned, directly or indirectly, by REI. Each of the FinanceCos has issued debt, the proceeds of which have been used to purchase separate series of cumulative preference stock of REI. Dividends on the preference stock accrue based on the net interest requirements on the debt, subject to reduction of any payments previously made by REI under REI support agreements relating to each series of debt. After giving effect to this credit, REI must pay aggregate cash dividends on the preference stock equal to the lesser of the aggregate amount of interest then payable on the debt or its excess cash flow (excess funds of REI remaining after taking into account its cash requirements and other expenditures required by sound utility financial and management practices).

                    (G)  Authority to Reorganize Nonutility Interests

     New REI proposes to restructure its nonutility interests from time to time as may be necessary or appropriate. New REI will engage, directly or indirectly, only in businesses that are duly authorized, whether by order, rule or statute.

G. OTHER AUTHORITY

     1. Distribution of Reliant Resources Stock to Shareholders

     As discussed previously, in addition to the approvals needed to effectuate the restructuring required by Texas law, Applicants are seeking authority under
Section 12(c) of the Act to distribute to New REI's shareholders all of the shares the company owns of Reliant Resources. The Distribution will complete the separation of REI's "regulated" and "unregulated" operations into two unaffiliated publicly-traded corporations.

     Applicants believe that this is the type of transaction that should be viewed favorably under the 1935 Act, since it will serve to protect both investors and consumers of the regulated business from what has become increased volatility associated with the unregulated operations. Timely approval of the proposed transactions will serve the purposes of the Act by helping to protect the regulated operations and their investors and consumers from the potentially adverse effects of unregulated activities. It will also enable the regulated entities to raise needed capital in what has become a somewhat troubled market.


----------

     (112) The authorization sought herein with respect to financing entities is substantially the same as that given to New Century Energies and others. See New Century Energies, HCAR No. 26750, 1997 WL 429588; Conectiv, HCAR No. 26832, 1998 WL 78803; Cinergy Corp., HCAR No. 26984 1999 WL 101873 (Mar. 1, 1999); Dominion
Resources, HCAR No. 27112, 1999 WL 1206667; and SCANA Corp., Holding Co. Act Release No. 27135, 2000 WL 158996 (Feb. 14, 2000).

     As noted previously, the Distribution will reposition New REI as a traditional regulated utility, with significantly reduced business risk. Once separation is completed, the regulated and unregulated businesses will have independent management structures, and those who will remain with the regulated businesses should be able to focus completely on those businesses. Further, the indemnification provisions of the companies' Master Separation Agreement are intended to place sole financial responsibility on Reliant Resources and its subsidiaries for all liabilities associated with the current and historical businesses and operations they conduct, regardless of the time those liabilities arise.

     (A)  Background

     In 2000, REI management determined that it would be in the best interests of shareholders to separate the company's regulated and unregulated operations. Among other things, the separation was intended to address problems created by the company's dual identity as a utility/merchant energy company. At the time, it was believed that the separation would "unlock value" associated with the merchant energy operations. On a more basic level, the separation will better align investors' interests by allowing more risk-averse investors to continue their investments in the regulated utility business of New REI and more risk-tolerant investors to invest in Reliant Resources' growth-oriented merchant energy business.

     Prior to the May 2001 initial public offering of Reliant Resources' common stock, REI entered into a Master Separation Agreement and associated ancillary agreements with Reliant Resources providing for the separation of their businesses. These agreements generally provided for the transfer to Reliant Resources of assets relating to Reliant Resources' business, and the assumption by Reliant Resources of associated liabilities.

     The Master Separation Agreement provides for the separation of REI's assets and businesses from those of Reliant Resources. It also provides for cross-indemnities intended to place sole financial responsibility on Reliant Resources and its subsidiaries for all liabilities associated with the current and historical businesses and operations they conduct, regardless of the time those liabilities arise, and to place sole financial responsibility for liabilities associated with REI's other businesses with REI and its other subsidiaries. REI and Reliant Resources also agreed to assume and be responsible for specified liabilities associated with activities and operations of the other party and its subsidiaries to the extent performed for or on behalf of their respective current or historical businesses. The Master Separation Agreement also contains indemnification provisions under which REI and Reliant Resources will each indemnify the other with respect to breaches by the indemnifying party of the Master Separation Agreement or any ancillary agreements.(113)

----------


     (113) The indemnification provisions are similar to those considered by the Commission in connection with the spin-off of the nonutility subsidiary of The Southern Company. See Southern Co., Holding Co. Act Release No. 27303 (Dec. 15,
2000). In that matter, the applicants explained that an "indemnification agreement of this nature incidental to a genuine transaction does not involve an upstream loan or any extension of credit and is not an `indemnity' within the meaning of Section 12 of the Act." Amendment No. 2 to Application-Declaration in File No. 70-9727, citing Mississippi Valley Generating Co., Holding Co. Act Release No. 12794, 1955 WL 5769 (Feb. 9, 1955) and

     Under these arrangements, REI and New REI will not provide credit support to Reliant Resources and its subsidiaries after the Distribution. One category of that credit support has been corporate guarantees provided by GasCo as the former parent of Reliant Resources' trading and marketing subsidiaries. Although the Applicants expect that all previously existing guarantees will be extinguished either by cancellation or by the substitution of a Reliant Resources guarantee and release of GasCo, it may not be possible to be certain that all old guarantees have been identified and effectively released at the time of Distribution. To ensure compliance with the commitment to extinguish all credit support, REI and Reliant Resources will execute the agreement attached as Exhibit ___ under which Reliant Resources will provide a letter of credit, cash or treasury bonds to secure any guarantee obligations that either (i) have not been satisfactorily extinguished as of the date of Distribution or (ii) which might be identified subsequent to the Distribution. (114)

     Also under the Master Separation Agreement, Reliant Resources has undertaken the indemnification of REI (and New REI as its successor) from liability arising out of the shareholders' actions and regulatory proceedings associated with the recent announcements by Reliant Resources concerning hedges and certain past trading activities. Reliant Resources also is indemnifying REI and New REI against liability associated with the currently pending litigation and regulatory proceedings associated with its operations in California during 2000-2001.

     The Master Separation Agreement requires Texas Genco (and, prior to the Electric Restructuring, REI) to auction capacity remaining after it conducts the mandated auctions of its capacity required by the Texas restructuring law. After certain deductions, Reliant Resources has the right to purchase 50% (but no less than 50%) of the capacity that would otherwise be auctioned at the prices to be established in the auctions required by the Master Separation Agreement.

     The Master Separation Agreement also requires Reliant Resources to make a payment to REI equal to the amount, if any, required to be credited to REI Energy by Reliant Resources REPs pursuant to Texas law. This payment, which is sometimes referred to as the "clawback" payment, will be required unless 40% or more of the amount of electric power that was consumed before the onset of retail competition by residential or small commercial customers within HL&P's service territory is being served by retail electric providers other than Reliant Resources by January 1, 2004. The payment by Reliant Resources will be the lesser of (a) the amount that the price to beat, less non-bypassable delivery charges, is in excess of the prevailing market price of electricity during such period per customer or (b) $150, multiplied by the number of residential or small commercial customers in HL&P's service territory that are buying electricity at the price to beat on January 1, 2004, less the number of new customers obtained by Reliant Resources outside HL&P's service area.

----------

Southern Co., HCAR No. 27134, 2000 WL 143332 (construing and applying
Section 12(a) of the Act in accordance with Section 1(c) of the Act and the legislative history showing an intent to protect public utility subsidiaries).

     (114) The maximum remaining obligations currently are less than $24 million.

     The Master Separation Agreement contains provisions relating to certain nuclear decommissioning assets, the exchange of information, provision of information for financial reporting purposes, dispute resolution, and provisions limiting competition between the parties in certain business activities and provisions allocating responsibility for the conduct of regulatory proceedings and limiting positions that may be taken in legislative, regulatory or court proceedings in which the interests of both parties may be affected.

                                    * * * * *

     It has been a fundamental premise of the separation that both New REI and Reliant Resources emerge from the restructuring with their debt securities being rated as "investment grade" by one or more NRSROs. To achieve this goal, REI management, in consultation with the rating agencies and others, determined it was necessary to ensure that Reliant Resources initially had relatively little debt on its balance sheet. Accord Moody's View on Energy Merchants: Long on Debt
- Short on Cash Flow, Moody's Investors Service (May 2002) (emphasizing the need for "well-capitalized" merchant energy companies).

     At the same time, it was of paramount importance to management that the regulated utility maintain investment grade ratings. The decision to allocate relatively more of the debt to REI and its successor New REI was made only after extensive consultations with the rating agencies, and was based in large part on the fact that Texas law provides for the recovery by New REI of all stranded costs in 2004-2005. As explained by Standard & Poor's in its recent release reaffirming the ratings of REI:

          The stable outlook for Reliant Energy (to be named CenterPoint Energy) extends out through 2005, which is beyond the current one- to two-year horizon because it is based on the timing incorporated in the Texas law that deregulates the retail electricity market. The outlook is based on Standard & Poor's expectation that Reliant Energy will recover its investment in plant costs as allowed by Texas law. The outlook is also based on Standard & Poor's expectations that Reliant Energy will receive SEC approval to spin off Reliant Resources, and will successfully renew its bank facilities prior to the July 12, 2002, deadline.

          The law that permitted retail electric competition to begin in Texas on Jan. 1, 2002, obliged the separation of assets (transmission and distribution from generation) and the creation of retail electric providers (REPs) to supply electricity to retail customers (managing market and commodity risk), and assured the utilities' right to recover their generating plant investment--including a reasonable margin from 2002 to 2004, which is accrued and added to the generating plants' recoverable value. In 2004, utilities are allowed to issue debt in an amount equal to the difference between the market and regulatory book values of the generating plants.

          The debt is securitized by that difference, which is a regulatory asset. Proceeds from the debt issuance, the expected sale of the generating assets, and other elements of the eventual "true-up" will be used to pay down an equal amount of debt--about $5 billion.

          Reliant Energy chose to separate completely the generating assets from the transmission and distribution business. Reliant Resources owns the REP. CenterPoint Energy owns the transmission and distribution business, as well as the gas distribution businesses in Texas, Louisiana, Mississippi, Arkansas, Oklahoma, and Minnesota. When the separation is complete, CenterPoint Energy will have almost no commodity risk and very little market risk, giving it an above-average business position. However, because CenterPoint will be carrying all the debt once carried by the combined company, leverage will be very high until securitization of the regulatory assets is completed. Thereafter, Standard & Poor's expects CenterPoint Energy's financial profile to meet the targets for the ratings.

By the end of 2005, New REI will have 35% consolidated equity capitalization, net of securitization debt. Further, the Utility Subsidiaries will at all times have 30% or more equity capitalization and both New REI and the Utility Subsidiaries are anticipated to maintain investment grade credit ratings. As explained more fully below, Applicants believe that the Distribution thus is consistent with the policies and provisions of the Act.

               (B)  Statutory Analysis

     Section 12(c), and Rule 46(a) thereunder, generally require prior Commission approval for the payment of any dividend "out of capital or unearned surplus."

     To account for the spin-off of Reliant Resources to its shareholders, New REI will first reduce its retained earnings to reflect any impairment in the value of its investment in Reliant Resources (i.e., the difference between book and market value of the stock)(115) and then will reduce its additional paid-in capital by the net book value of its investment (following the adjustment) in Reliant Resources. To the extent its additional paid-in capital balance is insufficient, Reliant Energy will further reduce its retained earnings for the balance.(116) Because


----------

     (115) The impairment adjustment is in accordance with Accounting Principles Board Opinion No. 29, "Accounting for Nonmonetary Transactions" (APB 29) and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This guidance results in the distribution to shareholders being recorded at fair value.

     (116) The New REI Board of Directors is expected to approve the distribution of Reliant Resources stock to its shareholders as a return of capital. New REI will reduce its additional paid-in capital by the net book value of its investment in Reliant Resources. A distribution in a the Distribution will be made, in part, out of additional paid-in capital, Commission approval is required.

     Section 12(c) directs the Commission to consider the effect of the Distribution on "the financial integrity of companies" in the New REI system. In this matter, each of the Utility Subsidiaries will maintain 30% or greater common equity capitalization and, further, it is anticipated that the electric and gas utility subsidiaries issuing public debt will each maintain an investment grade credit rating from one or more NRSROs. Further, New REI has received indicative investment grade debt ratings from Moody's (Baa2) and Standard & Poor's (BBB) for its senior unsecured debt. On a qualitative basis, the Distribution will increase the financial integrity of the system by reducing the business risk profile of New REI from "5" to "3".

     The Commission in recent years has relied on a combination of a minimum of 30% common equity capitalization and the maintenance of investment grade credit ratings to safeguard the financial integrity of a registered holding company and its public-utility subsidiary companies. There are, however, two sets of circumstances in which the Commission has approved variances from these standards.

     First, the Commission has granted newly-registered holding companies a period of time in which to come into compliance with the 30% standard. See, e.g., National Grid Group plc, Holding Co. Act Release No. 27154 (March 15,
2000) (requiring compliance by March 31, 2002); E.ON AG, Holding Co. Act Release No. 27539 (June 14, 2002) (granting newly registered holding company up to seven years to divest certain nonutility businesses).

     Second, the Commission has acknowledged that it is appropriate to consider the special nature of securitization debt in the calculation of capitalization to determine compliance with its traditional test of a minimum equity component of capitalization of 30%. See, e.g., Conectiv, Holding Co. Act Release No. 27213 (Aug. 17, 2000) and Holding Co. Act Release No. 27192 (June 29, 2000) (acknowledging unique nature of securitization debt); West Penn Power Co., Holding Co. Act Release No. 27091 (Oct. 19, 1999) (granting exemption from 30% equity standard where utility's equity ratio was 15% because of transition bonds and other factors; excluding transition bonds, utility would satisfy 30% test). This approach is consistent with the

----------

spin-off should be charged to retained earnings unless the distribution can legally be paid out of additional paid-in capital and the distribution is approved as a return of capital. Such distributions are referred to as "liquidating" or "partial liquidating" dividends. One example of a distribution being recorded as a reduction in additional paid-in capital is when a company is making a permanent reduction in the size of its operations, which is our circumstance. The Applicants and Deloitte & Touche LLP have identified another example within the utility industry where a distribution approved as a return of capital has been reflected as a reduction in additional paid-in capital.

The proposed accounting for the distribution of the Reliant Resources shares was developed in consultation with Deloitte & Touche. Accordingly, the Applicants believe, and Deloitte & Touche concurs, that any distribution of Reliant Resources facilitated by a New REI board declaration of a return of capital would be recorded as a reduction in additional paid-in capital in the first instance, rather than retained earnings.

rating agencies' analysis of the impact of securitization on a utility's capital structure. In connection with Exelon Corporation, Holding Co. Act Release No. 27266 (Nov. 2, 2000), the applicants cited the analysis provided by Moody's in its September 1999 rating review of PECO Energy Company:

                  The major advantages of securitization from a credit perspective are the lower financing costs of higher rated securities and the greater certainty of recovery of stranded costs. As we analyze PECO post-securitization, Moody's will treat the securitized debt as fully non-recourse to the company. Moody's has grown comfortable with this analytical approach despite the fact that the Securities and Exchange Commission's guidelines require the debt to appear on the company's balance sheet. Under this approach, we will adjust cash flow downward to account for the setting aside of cash flows derived from collection of reimbursable transition charges to serve the fixed charges associated with the securitization bonds. This approach, we believe, better reflects the cash flow streams available for protection of PECO's traditional fixed income investors.

The same is true in the instant matter.

                  In the instant matter, immediately upon completion of the Distribution, New REI will have approximately 15% common equity. As discussed elsewhere in this Application, New REI's capital structure will be improved significantly with the sale of Texas Genco and securitization of any stranded investment in 2004 and 2005, as contemplated by Texas law. Net of securitization debt, New REI's projected equity capitalization will be approximately 35% in 2005, and the growth of equity as a percentage of capitalization is anticipated to continue in subsequent years.(117) Consistent with Commission precedent, and particularly in view of the reduced business risk for New REI, Applicants believe that the Distribution is not detrimental to the financial integrity of the New REI system.

                  (C) Need for Timely Approval of the Distribution

                  Events in recent months have underscored the need to separate the "regulated" and "unregulated" businesses of REI as quickly as possible:

                  When REI proposed the separation of its regulated and unregulated businesses in July 2000, the company contemplated that the process would be completed by the beginning of 2002, when retail choice began for its Texas electric customers. Accordingly, last July, REI put


----------
         (117) Immediately upon completion of the Distribution, the Utility Subsidiaries will have the following percentages of common equity as part of their capitalization: Texas Genco (100%), the T&D Utility (41%) and GasCo (49%). While these percentages may vary over time, it is contemplated that at all times throughout the Authorization Period, each of the Utility Subsidiaries will maintain well in excess of 30% common equity capitalization.

in place 364-day credit facilities that were designed to provide credit support for the regulated businesses. Now those facilities are expiring, and the Applicants must renew or put in place new facilities. However, the Applicants' banks and credit rating agencies are extremely concerned about New REI's ability, in particular, to complete the proposed Restructuring and the separation of the regulated and unregulated businesses in a timely fashion.

                  Recent developments in the unregulated energy industry in general (including the Enron bankruptcy, California regulatory uncertainties, and declines in sector stock prices from their historic highs just a year ago), and past problems involving Reliant Resources' trading activities, have negatively impacted REI, which continues to be the majority shareholder in Reliant Resources. These negative effects include depressed stock prices, the very high spreads at which the public debt of REI and the regulated entities trade on the secondary market, Applicants' limited access to the commercial paper markets, and the refusal of surety companies to provide bonds for routine business purposes.

                  Separation of the regulated and unregulated operations will reduce pressure on lenders who currently must aggregate their commitments to REI and Reliant Resources for purposes of assessing their loan limits, thereby restricting the amount of additional liquidity that the banks can provide to either company. Once the regulated and unregulated operations are legally separate, lenders will be able to evaluate the companies, and their borrowing needs, on a stand-alone basis. The completion of the Distribution is expected, therefor, to improve the ability of both companies to access the capital markets.

                  Uncertainties about REI's ability to complete the "spin" of Reliant Resources has resulted in downward pressure on the ratings of REI and the regulated companies. Moody's has revised outlooks for REI and New REI from "stable" to "negative", citing concerns about REI's continued ownership of Reliant Resources. REI's senior unsecured debt is currently rated Baa1 and Moody's has assigned an indicative rating of Baa2 to the senior unsecured debt of New REI. The rating agency, in a press release May 21, 2002, explained that, "since the REI ratings confirmed and assigned over the past year assumed that RRI would be spun-off, Moody's is concerned about ratings implications should this not occur."

                  Conversely, Applicants have been told by lenders and others that the regulated companies' situation will be significantly improved once the "spin" of Reliant Resources has been completed. Indeed, Standard & Poor's has affirmed the BBB+/A-2 corporate credit rating of REI, based on the assumption that REI will receive Commission approval to restructure and subsequently spin off the common stock of Reliant Resources to shareholders of New REI.


                  Here, as in Southern Company, Holding Co. Act Release No. 27303 (Dec. 15, 2000), management has determined that its existing and potential shareholders would prefer the opportunity to select between a predominantly traditional public utility holding company system and an exempt merchant energy business such as Reliant Resources. Applicants believe that the Distribution will result in benefits accruing both to the shareholders of REI and to the public through the reduced business risk for the regulated operations. Applicants expect that the benefits to New REI and its Utility Subsidiaries and to Reliant Resources will be comparable to those typical of distributions of business units.(118) The Distribution will not affect the capitalization of the Utility Subsidiaries and, as in Southern, the separation of regulated and unregulated businesses is consistent with the policies and provisions of the Act.

                  Finally, as in Southern Company, none of the indemnification provisions of the Master Separation Agreement and ancillary agreements is an "extension of credit or indemnity" within the meaning of the Act. The provisions are consistent with the standards of the Act, including Section 12 in its entirety. When a party contractually agrees to bear responsibility for a portion of a transaction, the resulting indemnification for claims does not constitute an extension of credit and is not therefore an "indemnity" agreement within the meaning of Section 12(a) of the Act. With respect to Section 12(a), the Commission has recognized that the creation of bona fide reciprocal obligations does not give rise to the extensions of credit that the Act was intended to prohibit. Southern Company, supra; Mississippi Valley Generating Co. v. United States, 175 F. Supp. 505, 520-21 (Ct. Claims 1959), affirming Mississippi Valley Generating Co., Holding Co. Act Release No. 12794 (Feb. 9, 1955).

                  Accordingly, Applicants seek authority under Section 12(c) and, to the extent applicable, 12(f) for the Distribution.

         2. Sale or Distribution of Stock of Texas Genco Holdings, Inc.

                  In accordance with the provisions of the Texas Act relating to the determination of stranded costs, it is anticipated that Texas Genco Holdings, Inc. will conduct an initial public offering ("IPO") of approximately 20% of its capital stock by the end of 2002. In the alternative, New REI may distribute approximately 20% of the common stock of Texas Genco Holdings, Inc. to New REI shareholders in a taxable transaction, again as a means of valuing stranded costs. The IPO will require Commission approval under Section 12(d). The distribution may require approval under Section 12(c). No other regulatory approvals are required. Again, Applicants believe that the authority sought in this regard is consistent with that granted the Southern Company in File No. 70-9727. Accordingly, the Applicants ask that the Commission authorize the sale or distribution of the stock of Texas Genco Holdings, Inc., as outlined above as part of the Initial Order.(119)


----------
      (118) As noted previously, REI and Reliant Resources also entered into an agreement under which, subject to the completion of the Distribution, Reliant Resources will have an option to purchase all of the shares of capital stock of Texas Genco owned by New REI after the initial public offering or distribution of no more than 20% of Texas Genco's capital stock. The Texas Genco Option may be exercised between January 10, 2004 and January 24, 2004. The purchase of the shares of Texas Genco common stock upon exercise of the Texas Genco Option by Reliant Resources will be subject to various regulatory approvals. The Applicants are not seeking authority in connection with an exercise of the Texas Genco Option at this time.

      (119) The choice between an IPO of Texas Genco Holdings, Inc. or the distribution of 20% of Texas Genco's common stock to New REI shareholders will be made based on then-current market conditions at the time of the transaction later this year. In any event, it is likely that the accounting for the Texas Genco IPO or spin will be similar to the accounting for the IPO of

         3. Rule 53 and 54 Analysis

                      (A) Rule 53 Requirements

                  Rule 53 provides that, if each of the conditions of paragraph
(a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make a finding that the issuance or sale of a security by a registered holding company for the purposes of financing the acquisition of an exempt wholesale generator ("EWG") or the guarantee of a security of an EWG by a registered holding company is not reasonably adapted to the earning power of such company or to the security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company. Generally, paragraph (a) limits the aggregate amount invested in EWGs and foreign utility companies ("FUCOs") to not more than 50% of the holding company's consolidated retained earnings. Paragraph (b) relates to certain events of bankruptcy and recent significant declines in the amount of consolidated retained earnings.


----------

Reliant Resources in May 2001, i.e., the transaction will be an adjustment to New REI's equity with any gain treated as an increase to additional paid in capital. If there is an impairment resulting from the transaction, that would be recognized through a reduction in retained earnings.

The accounting treatment for the issuance of stock by a subsidiary is addressed in SEC Staff Accounting Bulletins Nos. 51 and 84, Accounting for Sales of Stock by a Subsidiary, ("SAB 51" and "SAB 84", Attachments 2.7 and 2.8, respectively). SAB 51 and SAB 84 provide that recognition of a gain on the sale of a subsidiary's previously unissued stock is acceptable "where the sale of such shares by a subsidiary is not part of a broader corporate reorganization contemplated or planned by the registrant." SAB 51 recognizes that treatment as a capital transaction through the equity section of the balance sheet is also acceptable in these circumstances. SAB 84 clarified the SAB 51 "broader corporate reorganization contemplated or planned by the registrant..." concept by adding "...gain recognition is not appropriate in situations where subsequent capital transactions are contemplated ... such as... where reacquisition of shares is contemplated at the time of issuance." SAB 84 also added that "income statement treatment in consolidation for issuances of stock by a subsidiary represents a choice among alternative accounting methods and, therefore, must be applied consistently to all stock transactions that meet the conditions for income statement treatment set forth herein for any subsidiary."

SAB 51 precludes gain recognition if the issuance of stock by the subsidiary is part of a broader contemplated or planned corporate reorganization or when the subsidiary is a newly-formed, nonoperating entity, a research and development, start-up or development stage company, an entity whose ability to continue in existence is in question, or other similar circumstances that raise concerns about the likelihood of the parent realizing the gain.

None of the REI system's existing debt is properly allocable to Texas Genco under the terms of applicable indentures.

                  Effective December 1, 2000 (Measurement Date), REI's board of directors approved a plan to dispose of its Latin America and Indian business segment through sales of assets. At the time, REI's major Latin America investments consisted of interests in cogeneration projects, utilities and other power projects in Argentina, Brazil and Colombia. Its Indian investment consists of a minority interest in a coke calcining plant ("Rain"). REI began disposing of these assets and reporting the results of the associated business segment as "discontinued operations" in its 2000 consolidated financial statements in accordance with Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions".

                  By December 2001, REI had disposed of all of its Latin America assets except for its Argentine investments, which consist of a 100% interest in a corporation formed to develop, own and operate a 160 MW cogeneration project ("Argener") located at a steel plant near San Nicolas, Argentina and a 90% interest in a utility in north-central Argentina ("EDESE"). REI was in negotiations to dispose of Argener and EDESE, but the negotiations terminated in December 2001 in light of recent adverse economic developments in Argentina. Under applicable accounting rules, because REI was not able to dispose of Argener and EDESE, and Rain within one year of the Measurement Date, its remaining investments are no longer classified as discontinued operations, and the related amounts have been reclassified into continuing operations.

                  As of December 31, 2001, the pro forma consolidated amount of New REI's post-Distribution "aggregate investment" in EWGs and FUCOs as that term is defined in Rule 53 was $8 million.(120) It is not contemplated that New REI, which is continuing to attempt to dispose of these interests, will issue and sell securities to finance additional investments in or operations of EWGs and FUCOs; nor will it provide any guarantees thereof.

                  New REI represents that it will remain in compliance with all requirements of Rule 53(a), other than Rule 53(a)(1), and further that it will undertake to file a post-effective amendment in the event of an occurrence described in Rule 53(b).

                      (B)      Rule 54 Analysis

                  Rule 54 states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the

----------
      (120) Immediately upon completion of the Electric Restructuring, pending the Distribution, New REI will have approximately $7 billion in additional aggregate investment, representing Reliant Resources' holdings in EWGs and FUCOs. This additional aggregate investment will be eliminated by the Distribution. In addition, even if the Distribution were not to occur, it is contemplated that any additional EWG or FUCO financings in respect of Reliant Resources' holdings would occur at the Reliant Resources level or below and so, there would be no relevant financing request for purposes of Rule 53.

capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

                  New REI will meet all of the conditions of Rule 53(a), except for clause (1). Immediately upon completion of the Electric Restructuring, pending the Distribution, New REI will have approximately $7 billion in additional aggregate investment, representing Reliant Resources' holdings in EWGs and FUCOs. This additional aggregate investment will be eliminated by the Distribution, at which time New REI's aggregate investment will be significantly reduced.

                  New REI will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) have occurred.

         4. Filing of Certificates of Notification

                  It is proposed that, with respect to New REI, the reporting systems of the Securities Exchange Act of 1934, as amended (the "1934 Act") and the 1933 Act be integrated with the reporting system under the 1935 Act. This would eliminate duplication of filings with the Commission that cover essentially the same subject matters, resulting in a reduction of expense for both the Commission and New REI. To effect such integration, the portion of the 1933 Act and 1934 Act reports containing or reflecting disclosures of transactions occurring pursuant to the authorizations granted in this proceeding would be incorporated by reference into this proceeding through Rule 24 certificates of notification. The certificates would also contain all other information required by Rule 24, including the certification that each transaction being reported had been carried out in accordance with the terms and conditions of and for the purposes represented in this Application. Such certificates of notification would be filed within 60 days after the end of the first three calendar quarters and within 90 days after the end of the last calendar quarter in which transactions occur, commencing with the first calendar quarter ended at least 45 days following the date of the Commission's order in this proceeding.

                  A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 certificates.

                  The Rule 24 certificates will contain the following information as of the end of the applicable quarter (unless otherwise stated below):


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


         (i) The sales of any common stock or preferred securities by New REI or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale;

         (ii) The total number of shares of New REI common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted;

         (iii) If New REI common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer;

         (iv) If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee;

         (v) The amount and terms of any long-term debt issued by New REI during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

         (vi) The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date;

         (vii) The amount and terms of any financings consummated by any Non-Utility Subsidiary that are not exempt under Rule 52;

         (viii) The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto;

         (ix) The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter;

         (x) The information required by a Certificate of Notification on Form U-6B-2;(121)

         (xi) Consolidated balance sheets for New REI and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter;

         (xii) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of New REI on a consolidated basis and of each Utility Subsidiary;

         (xiii) A retained earnings analysis of New REI on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter;

----------
         (121) Applicants request that they be exempt from the requirement to file Forms U-6B-2 because the information contained therein will be set forth in their quarterly Rule 24 Certificates.

         (xiv) A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each;

         (xv) As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of New REI's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by New REI; (e) the type of corporate entity; (f) the percentage owned by New REI; (g) the identification of other owners if not 100% owned by New REI;
                  (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

The Applicants also will report service transactions among New REI (or any other system service provider, including Reliant Energy Trading and Transportation Group, Inc.) and the Utility Subsidiaries. The report will contain the following information: (i) a narrative description of the services rendered; (ii) disclosure of the dollar amount of services rendered in (i) above according to category or department; (iii) identification of companies rendering services described in (i) above and recipient companies, including disclosure of the allocation of services costs; and (iv) disclosure of the number of New REI system employees engaged in rendering services to other New REI system companies on an annual basis, stated as an absolute and as a percentage of total employees.

                  Applicants shall file a report with the Commission within two business days after the occurrence of any of the following: (i) a 10% or greater decline in common stock equity for U.S. GAAP purposes since the end of the last reporting period for New REI or any of the Utility Subsidiaries; (ii) New REI or either of the Utility Subsidiaries defaults on any debt obligation in principal amount equal to or exceeding $10 million if the default permits the holder of the debt obligation to demand payment; (iii) an NRSRO has downgraded the senior debt ratings of New REI or either of the Utility Subsidiaries; or (iv) any event that would have a material adverse effect on the ability of New REI or any of its subsidiaries to comply with any condition or requirement in this order on an ongoing basis. The report shall describe all material circumstances giving rise to the event.

ITEM 4.  REGULATORY APPROVALS

                  Various aspects of the Restructuring have been or will be submitted for review and/or approval by (i) the Texas Commission; (ii) the Louisiana Commission; (iii) the Arkansas Commission; (iv) the Oklahoma Commission; (v) the Minnesota Commission; (vi) the Mississippi Commission; (iv) the FERC and (v) the NRC.(122) Requisite filings have also been made with the Internal Revenue Service to extend the effectiveness of appropriate rulings.

ITEM 5.  PROCEDURE

                  The Applicants respectfully request that the Commission issue its Initial Order approving those aspects of the Restructuring for which the record has been completed and

----------
      (122) See supra Item 1.D.

granting the other relief sought herein as quickly as possible. Applicants further request that the Commission reserve jurisdiction over the separation of GasCo into the Entex, Arkla and Minnegasco subsidiary companies, pending completion of the record.

                  The Applicants hereby waive a recommended decision by a hearing officer of the Commission and agree that the Division of Investment Management may assist in the preparation of the decision of the Commission.

EXHIBITS AND FINANCIAL STATEMENTS

Exhibits

           Exhibit  A:     Constituent Instruments

                  A-1: Certificate of Incorporation of CenterPoint Energy, Inc. (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)

                  A-2: Articles of Incorporation of CenterPoint Energy, Inc., as amended (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)

                  A-3: Amended and Restated Bylaws of CenterPoint Energy, Inc. (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

                  A-4: Articles of Merger merging Reliant Energy Regco, Inc. and CenterPoint Energy, Inc. with and into Reliant Energy Regco, Inc. (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)

                  A-5: Articles of Amendment to the Amended and Restated Articles of Incorporation of CenterPoint Energy, Inc. (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

                  A-6: Statement of Resolution Establishing Series of Shares Designated Series A Preferred Stock of CenterPoint Energy, Inc. (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

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


                  A-7: Rights Agreement dated as of January 1, 2002 between CenterPoint Energy, Inc. and JPMorgan Chase Bank, as Rights Agent (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

            Exhibit B:     Intentionally omitted, not applicable

            Exhibit C:     Registration Statements

                  C-1: Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038), as amended (previously filed with the Commission on April 27, 2001 and incorporated by reference herein)

           Exhibit  D:     Applications and Orders of Certain Commissions
                           listed in Item 4

                  D-1: Order of the Texas Commission, dated March 15, 2001 (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  D-2 Motion for Rehearing before the Texas Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-3 Second Motion for Rehearing before the Texas Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-4 Business Separation Plan Update (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-5 Order on Rehearing of the Texas Commission, dated May 25, 2001 (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-5.1 Order of the Texas Commission on Application for Update, dated December, 2001 (previously filed with the Commission on July 3, 2002)


                  D-6: Application to the Arkansas Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-7: Order of the Arkansas Commission (to be filed by amendment)


                  D-8: Application to the Louisiana Commission concerning the Electric Restructuring (previously filed with the Commission on July 3, 2002)

                  D-8.1 Application to the Louisiana Commission concerning the GasCo Separation (previously filed with the Commission on July 3, 2002)



                  D-9: Letter of Nonopposition to the Electric Restructuring from the Louisiana Commission (previously filed with the Commission on July 3, 2002)


                  D-9.1 Letter of Nonopposition to the GasCo Separation from the Louisiana Commission (to be filed by amendment)

                  D-10: Application to the Mississippi Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-11: Order of the Mississippi Commission (previously filed with the Commission on July 3, 2002)


                  D-12: Application to the Oklahoma Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-13: Order of the Oklahoma Commission (previously filed with the Commission on July 3, 2002)


                  D-14: Application to the Minnesota Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-15: Order of the Minnesota Commission (previously filed with the Commission on July 3, 2002)


                  D-16: Application of STP Nuclear Operating Company to the Nuclear Regulatory Commission, dated May 31, 2001 (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


                  D-17: Order of the Nuclear Regulatory Commission (previously filed with the Commission on July 3,
                           2002)



                  D-18: Order of the Federal Energy Regulatory Commission, dated November 30, 2000 (previously filed with the Commission on July 3, 2002)



                  D-19: Order of the Federal Energy Regulatory Commission, dated November 21, 2001 (previously filed with the Commission on July 3, 2002)


             Exhibit E:    Maps of interconnection or relationships of
                           properties

                  E-1 Map of REI Electric and Gas Systems (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-2: Map of REI electric system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-3: Map of GasCo gas system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

            Exhibit F:     Corporate Structure of REI and New REI

                  F-1: Pre-Restructuring Structure of REI system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  F-2: Corporate structure of REI/New REI through the stages of the Restructuring (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  F-3: Post-Restructuring corporate structure of New REI (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

            Exhibit G:     Other Information

                  G-1: Chart detailing percentage of New REI Utility Revenues (confidential treatment requested) (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  G-2: Table providing geographic breakdown of gas-utility customers by business unit, by state, as of August, 2001 (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and
                           incorporated by reference herein)

                  G-3: List of New REI nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and
                           incorporated by reference herein)


                  G-3.1: List of New REI nonutility subsidiary companies and basis for retention of each (previously filed with the Commission on July 3, 2002)



                  G-3.2: List of New REI nonutility subsidiary companies and basis for retention of each, as amended (previously filed with the Commission on July 3, 2002)


                  G-4: List of Reliant Resources nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)

                  G-5: Discussion of tax implications of Intermediate Holding Companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)


                  G-6: New REI capital structure chart (previously filed with the Commission on Form U-1 (File No. 070-09895) on May 3, 2002 and incorporated by reference herein, as amended)

                  G-7: Long-term debt and preferred securities to be assumed by New REI (previously filed with the Commission on July 3, 2002)



                  G-8: Long-term debt and preferred securities of Utility Subsidiaries (previously filed with the Commission on July 3, 2002)


                  G-9: Investor's Choice Plan (previously filed with the Commission on September 7, 2001 in Amendment No. 1 to Form S-3, Registration Statement of Reliant Energy, Incorporated (File No. 333-68290) and incorporated by reference herein)


                  G-10: Money Pool Agreement (previously filed with the Commission on July 3, 2002)



                  G-11: Tax Allocation Agreement (previously filed with the Commission on July 3, 2002)



                  G-12: Service Agreement (previously filed with the Commission on July 3, 2002)



                  G-13: Limited Partnership Agreement (previously filed with the Commission on July 3, 2002)



                  G-13.1 Memorandum concerning the status of LP LLC (previously filed with the Commission on July 3,
                           2002)



                  G-14: Opinion of Counsel (previously filed with the Commission on July 3, 2002)



                  G-15: Agreement Concerning Credit Support Arrangements (previously filed with the Commission on July 3,
                           2002)



                  G-16: Letter concerning IRS Tax Ruling for Reliant Energy, Incorporated (TIN: 74-0694415) under Section 355 on Spin-off of Reliant Resources, Inc. (previously filed with the Commission on July 3, 2002)



                  G-17: Letter to Paul F. Roye, dated July 2, 2002, as amended



                  G-18:    Attestations


             Exhibit H:    Draft Notice (previously filed)

Financial Statements

         1.       Statement of Applicants

                  FS-1: Reference is made to the following documents, each of which is incorporated by reference herein: (i) Annual Report on Form 10-K of REI (Commission File Number 1-3187) and GasCo (Commission File Number 1-13265) for the fiscal year ended December 31, 2001, filed with the Commission on April 15, 2002; (ii) Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2002, of REI (Commission File Number 1-3187) filed with the Commission on May 21, 2002 and GasCo (Commission File Number 1-13265), filed with the Commission on May 15, 2002; (iii) Current Reports on Form 8-K dated December 18, 2001, filed on January 11, 2002; dated February 5, 2002 filed on February 5, 2002; dated February 19, 2002 filed on March 6, 2002; dated March 15, 2002 filed on March 15, 2002; dated April 5, 2002 filed on April 8, 2002; and dated April 29, 2002 filed on April 29, 2002; and (iv) Registration Statement on Form S-4 of CenterPoint Energy, Inc. (Commission File Number 333-69502), filed with the Commission on September 17, 2001

                  FS-2: Financial statements for New REI and its public-utility subsidiary companies, on a pro-forma basis, for 1998 through 2000 (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  FS-3: Financial information for New REI and its public-utility subsidiary companies, on a pro-forma basis, for 2001 through 2003 (confidential treatment requested)

                  FS-4: Financial information for New REI and its subsidiary companies, showing the effect of the Electric Restructuring and the Distribution (confidential treatment requested)

                  FS-5: Summary Cash Flow Statement (confidential treatment requested)

         2.       Statement of Top Registered Holding Company

                  None

         3.       Statement of Company Whose Securities Are Being Acquired or
                  Sold

                  Intentionally omitted, not applicable

         4.       Statement of Changes

                  None

INFORMATION AS TO ENVIRONMENTAL EFFECTS

                  The Restructuring, which is a corporate restructuring, neither involves a "major federal action" nor "significantly affects the quality of the human environment," as those terms are used in Section 102(2)(c) of the National Environmental Policy Act. Consummation of the Restructuring will not result in changes in the operations of the parties that would have any impact on the environment. No federal agency is preparing an Environmental Impact Statement with respect to this matter.

SIGNATURE


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the Applicants have duly caused this Amendment No. 7 to Application/Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:  July 5, 2002


RELIANT ENERGY, INCORPORATED


By:      /s/ Rufus S. Scott
         ------------------------------------------------
         Rufus S. Scott
         Vice President, Deputy General Counsel
         and Assistant Corporate Secretary


CENTERPOINT ENERGY, INC.


By:      /s/ Rufus S. Scott
         ------------------------------------------------
         Rufus S. Scott
         Vice President and Assistant Corporate Secretary

                                 EXHIBIT INDEX


           Exhibit  A:     Constituent Instruments

                  A-1: Certificate of Incorporation of CenterPoint Energy, Inc. (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)

                  A-2: Articles of Incorporation of CenterPoint Energy, Inc., as amended (previously filed with the Commission on Form S-4 of Reliant Energy Regco, Inc. (Registration No. 333-69502) on September 17, 2001 and incorporated by reference herein)

                  A-3: Amended and Restated Bylaws of CenterPoint Energy, Inc. (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

                  A-4: Articles of Merger merging Reliant Energy Regco, Inc. and CenterPoint Energy, Inc. with and into Reliant Energy Regco, Inc. (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)

                  A-5: Articles of Amendment to the Amended and Restated Articles of Incorporation of CenterPoint Energy, Inc. (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

                  A-6: Statement of Resolution Establishing Series of Shares Designated Series A Preferred Stock of CenterPoint Energy, Inc. (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

                  A-7: Rights Agreement dated as of January 1, 2002 between CenterPoint Energy, Inc. and JPMorgan Chase Bank, as Rights Agent (previously filed with the Commission with the Annual Report on Form 10-K for the year ended December 31, 2001 of CenterPoint Energy, Inc. (File No. 333-69502) and incorporated by reference herein)

            Exhibit B:     Intentionally omitted, not applicable

            Exhibit C:     Registration Statements

                  C-1: Amendment No. 8 to Registration Statement on Form S-1 of Reliant Resources, Inc. (Registration No. 333-48038), as amended (previously filed with the Commission on April 27, 2001 and incorporated by reference herein)

           Exhibit  D:     Applications and Orders of Certain Commissions
                           listed in Item 4

                  D-1: Order of the Texas Commission, dated March 15, 2001 (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  D-2 Motion for Rehearing before the Texas Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-3 Second Motion for Rehearing before the Texas Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-4 Business Separation Plan Update (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-5 Order on Rehearing of the Texas Commission, dated May 25, 2001 (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-5.1 Order of the Texas Commission on Application for Update, dated December, 2001 (previously filed with the Commission on July 3, 2002)


                  D-6: Application to the Arkansas Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  D-7: Order of the Arkansas Commission (to be filed by amendment)


                  D-8: Application to the Louisiana Commission concerning the Electric Restructuring (previously filed with the Commission on July 3, 2002)

                  D-8.1 Application to the Louisiana Commission concerning the GasCo Separation (previously filed with the Commission on July 3, 2002)



                  D-9: Letter of Nonopposition to the Electric Restructuring from the Louisiana Commission (previously filed with the Commission on July 3, 2002)


                  D-9.1 Letter of Nonopposition to the GasCo Separation from the Louisiana Commission (to be filed by amendment)

                  D-10: Application to the Mississippi Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-11: Order of the Mississippi Commission (previously filed with the Commission on July 3, 2002)


                  D-12: Application to the Oklahoma Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-13: Order of the Oklahoma Commission (previously filed with the Commission on July 3, 2002)


                  D-14: Application to the Minnesota Commission (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)


                  D-15: Order of the Minnesota Commission (previously filed with the Commission on July 3, 2002)


                  D-16: Application of STP Nuclear Operating Company to the Nuclear Regulatory Commission, dated May 31, 2001 (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)


                  D-17: Order of the Nuclear Regulatory Commission (previously filed with the Commission on July 3,
                           2002)



                  D-18: Order of the Federal Energy Regulatory Commission, dated November 30, 2000 (previously filed with the Commission on July 3, 2002)



                  D-19: Order of the Federal Energy Regulatory Commission, dated November 21, 2001 (previously filed with the Commission on July 3, 2002)


             Exhibit E:    Maps of interconnection or relationships of
                           properties

                  E-1 Map of REI Electric and Gas Systems (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-2: Map of REI electric system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  E-3: Map of GasCo gas system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

            Exhibit F:     Corporate Structure of REI and New REI

                  F-1: Pre-Restructuring Structure of REI system (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  F-2: Corporate structure of REI/New REI through the stages of the Restructuring (previously filed with the Commission on November 20, 2001 and incorporated by reference herein)

                  F-3: Post-Restructuring corporate structure of New REI (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

            Exhibit G:     Other Information

                  G-1: Chart detailing percentage of New REI Utility Revenues (confidential treatment requested) (previously filed with the Commission on June 7, 2001 and incorporated by reference herein)

                  G-2: Table providing geographic breakdown of gas-utility customers by business unit, by state, as of August, 2001 (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and
                           incorporated by reference herein)

                  G-3: List of New REI nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and
                           incorporated by reference herein)


                  G-3.1: List of New REI nonutility subsidiary companies and basis for retention of each (previously filed with the Commission on July 3, 2002)



                  G-3.2: List of New REI nonutility subsidiary companies and basis for retention of each, as amended (previously filed with the Commission on July 3, 2002)


                  G-4: List of Reliant Resources nonutility subsidiary companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)

                  G-5: Discussion of tax implications of Intermediate Holding Companies (previously filed with the Commission on Form U-1 (File No. 070-09895) on October 26, 2001 and incorporated by reference herein)


                  G-6: New REI capital structure chart (previously filed with the Commission on Form U-1 (File No. 070-09895) on May 3, 2002 and incorporated by reference herein, as amended)

                  G-7: Long-term debt and preferred securities to be assumed by New REI (previously filed with the Commission on July 3, 2002)



                  G-8: Long-term debt and preferred securities of Utility Subsidiaries (previously filed with the Commission on July 3, 2002)


                  G-9: Investor's Choice Plan (previously filed with the Commission on September 7, 2001 in Amendment No. 1 to Form S-3, Registration Statement of Reliant Energy, Incorporated (File No. 333-68290) and incorporated by reference herein)


                  G-10: Money Pool Agreement (previously filed with the Commission on July 3, 2002)



                  G-11: Tax Allocation Agreement (previously filed with the Commission on July 3, 2002)



                  G-12: Service Agreement (previously filed with the Commission on July 3, 2002)



                  G-13: Limited Partnership Agreement (previously filed with the Commission on July 3, 2002)



                  G-13.1 Memorandum concerning the status of LP LLC (previously filed with the Commission on July 3,
                           2002)



                  G-14: Opinion of Counsel (previously filed with the Commission on July 3, 2002)



                  G-15: Agreement Concerning Credit Support Arrangements (previously filed with the Commission on July 3,
                           2002)


                  G-16: Letter concerning IRS Tax Ruling for Reliant Energy, Incorporated (TIN: 74-0694415) under Section 355 on Spin-off of Reliant Resources, Inc. (previously filed with the Commission on July 3, 2002)


                  G-17: Letter to Paul F. Roye, dated July 2, 2002, as amended



                  G-18:    Attestations


             Exhibit H:    Draft Notice (previously filed)